     As filed with the Securities and Exchange Commission on June 25, 1997

                                                         File No. 333-_________


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549

                                       FORM S-2
                               REGISTRATION STATEMENT
                          UNDER THE SECURITIES ACT OF 1933


                           HARTFORD LIFE INSURANCE COMPANY
               (Exact name of registrant as specified in its charter)

                                     CONNECTICUT
            (State or other jurisdiction of incorporation or organization)

                                         6355
               (Primary Standard Industrial Classification Code Number)

                                      06-094148
                       (I.R.S. Employer Identification Number)

                                    P.O. BOX 2999
                           HARTFORD, CONNECTICUT 06104-2999
                       (Address of Principal Executive Office)

                                MARIANNE O'DOHERTY, ESQ.
                        ITT HARTFORD LIFE INSURANCE COMPANIES
                                    P.O. BOX 2999
                           HARTFORD, CONNECTICUT 06104-2999
                                    (860) 843-6733

                  (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 check the following box.                                             [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a)(1)
of this form, check the following box.                                    [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offer.                            [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                [ ]


                           CALCULATION OF REGISTRATION FEE


Title of Each Class of                 Amount            Proposed            Proposed          Amount of
Securities to be                       to be          Offering Price        Aggregate        Registration
Registered                           Registered          per Unit         Offering Price         Fee
-----------------------              -----------      ---------------    ---------------    -------------
Deferred Annuity                          *                 *               $78,000,000*           NONE**
Contracts & Participating
Interests Therein


*The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per unit are not applicable in that these contracts are not issued in predetermined amounts or units.


** ALL OF THE $78,000,000 AGGREGATE OFFERING PRICE WAS PREVIOUSLY REGISTERED ON FORM S-1 FILE NUMBER 33-17324 ORIGINALLY FILED ON SEPTEMBER 18, 1987. ACCORDINGLY, THE REGISTRANT HEREBY REMOVES THE REMAINING $78,000,000 IN AGGREGATE OFFERING PRICE FROM REGISTRATION UNDER FILE NUMBER 33-17324 AND REGISTERS SUCH AMOUNT UNDER THIS REGISTRATION STATEMENT AND NO REGISTRATION FEE IS DUE UNDER THIS REGISTRATION STATEMENT.


The Registrant hereby amends this Registration Statement on such date or dated as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                           HARTFORD LIFE INSURANCE COMPANY
                          Cross Reference Sheet Pursuant to
                             Regulation S-K, Item 501(b)

                FORM S-2 ITEM NUMBER AND CAPTION HEADING IN PROSPECTUS


1.   Forepart of the Registration Statement
     and Outside Front Cover Page of                   Outside Front Cover
     Prospectus                                        Page

2.   Inside Front and Outside Back Cover
     Pages of Prospectus                               Inside Front Cover

3.   Summary Information, Risk Factors and             Summary; General Account
     Ratio of Earnings to Fixed Charges                Option; Financial Statements

4.   Use of Proceeds                                   Investments by Hartford Life

5.   Determination of Offering Price                   Not Applicable

6.   Dilution                                          Not Applicable

7.   Selling Security Holders                          Not Applicable

8.   Plan of Distribution                              Distribution of Contracts

9.   Description of Securities to be                   The General Account
     Registered                                        Option

10.  Interests and Named Experts and
     Counsel                                           Not Applicable

11.  Information with Respect to the                   The Company;
     Registrant                                        Financial Statements

12.  Incorporation of Certain Information              Incorporation of Certain
     by Reference                                      Information by Reference

13.  Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities                                       Not Applicable

     HARTFORD
     LIFE INSURANCE COMPANY
     THE GENERAL ACCOUNT OPTION
     Under Group Annuity Contracts Issued By
     Hartford Life Insurance Company
     P.O. Box 2999
     Hartford, CT 06104-2999

    [LOGO]

   This Prospectus describes the General Account Option available under group variable annuity contracts (hereinafter the "contract" or "contracts") which are issued by Hartford Life Insurance Company ("Hartford Life" or the
 "Company") with respect to DC Variable Account I or Separate Account Two (DC-II) (individually, the "Separate Account"). This Prospectus must be accompanied by and read in conjunction with the prospectus for the applicable group variable annuity contract and the Separate Account options thereunder.

   During the Accumulation Period under the contracts, net contributions to the contract and/or Participants' Individual Account Values under the contract may be allocated, in whole or in part, to the General Account Option or to one or more of the Separate Account options. Contract values allocated to the General Account Option are credited with interest at a rate at least equal to the Guaranteed Interest Rate stated in the Contract. Rates of interest in excess of the applicable Guaranteed Interest may be declared by Hartford Life from time to time (See, "Guaranteed Interest Rates and Declared Interest Rates," Page 6).

   While the Mortality and Expense Risk Charges applicable to the values held in Separate Account options do not apply to the General Account Option, all other charges, including the Annual Policy Fee, Contingent Deferred Sales Charges, Transfer Charges and Premium Taxes described in the contract prospectus accompanying this Prospectus apply equally to values held in the General Account Option.

   Distributions and transfers from the General Account Option are generally made within a reasonable period of time after a request is received and reflect the full value of Participants' Individual Accounts allocated to the General Account less any applicable charges. However, under certain conditions transfers may be limited or deferred (See, "Transfers from the General Account Option," Page 7) and distributions may be deferred or subject to a market value adjustment. (See, "Surrenders," Page 8.)
 ------------------------------------------------------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT IS ACCOMPANIED BY CURRENT PROSPECTUS FOR THE RELATED GROUP VARIABLE ANNUITY CONTRACT AND THE SEPARATE ACCOUNT OPTIONS THEREUNDER.
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 THESE SECURITIES MAY BE SUBJECT TO A CONTINGENT DEFERRED SALES CHARGE AND MARKET VALUE ADJUSTMENT WHICH COULD RESULT IN YOUR RECEIPT OF LESS THAN THE TOTAL OF YOUR PURCHASE PAYMENT(S). SEE "SURRENDERS," PAGE 8.
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 THE COMPANY CANNOT PREDICT OR GUARANTEE FUTURE GUARANTEED INTEREST RATES OR DECLARED INTEREST RATES.
 ------------------------------------------------------------------------------
 Prospectus Dated: June   , 1997

                             AVAILABLE INFORMATION

     Hartford is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act"), as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's Regional Offices located at 75 Park Place, New York, New York and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web Site that contains reports, proxy, information statement and other information regarding Hartford, which files such documents electronically with the Commission at the following address: http://www.sec.gov.

     The Company has filed a registration statement (the "Registration Statement") with the Commission under the Securities Act of 1933 relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the contracts. The Registration Statement and the exhibits thereto may be inspected and copied, and copies can be obtained at prescribed rates, in the manner set forth in the preceding paragraph.

                       INCORPORATION OF CERTAIN DOCUMENTS
                                  BY REFERENCE


     The Annual Report on Form 10-K for the fiscal year ended December 31, 1996, dated March 31, 1997, and Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, previously filed by Hartford with the Commission under the Exchange Act are incorporated herein by reference.



     Hartford will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of the document referred to above which has been incorporated by reference in this Prospectus, other than exhibits to such document. Requests for such copies should be directed to Hartford Life Insurance Company, P.O. Box 5085, Hartford, Connecticut 06102-5085, telephone:
 1-800-528-9009.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 SUMMARY.................................................................    4
 GLOSSARY OF SPECIAL TERMS...............................................    5
 INTRODUCTION............................................................    6
 THE GENERAL ACCOUNT OPTION..............................................    6
   A. The Accumulation Period............................................    6
     1. Contributions....................................................    6
     2. Guaranteed Interest Rates and Declared Interest Rates............    6
     3. Participants' Individual Account Values..........................    7
     4. Transfers from the General Account Option........................    7
     5. Transfers to the General Account Option..........................    8
     6. Surrenders.......................................................    8
       (a) General.......................................................    8
       (b) Payment of Full or Partial Surrenders.........................    8
       (c) Contract Termination..........................................    8
   B. Annuity Period.....................................................    9
 INVESTMENTS BY HARTFORD LIFE............................................    9
 DISTRIBUTION OF CONTRACTS...............................................   10
 FEDERAL TAX CONSIDERATIONS..............................................   10
   A. Taxation of Hartford...............................................   10
   B. Information Regarding Deferred Compensation Plans for State and
    Local Governments....................................................   10
 THE COMPANY.............................................................   11
   A. Business of Hartford Life Insurance Company........................   11
   B. Selected Financial Data............................................   12
   C. Management's Discussion and Analysis of Financial Condition and
    Results of Operation.................................................   13
     1. Consolidated Results.............................................   13
     2. Business Segment Information.....................................   16
   D. Reinsurance........................................................   16
   E. Reserves...........................................................   16
   F. Investments........................................................   16
   G. Competition........................................................   21
   H. Employees..........................................................   21
   I. Properties.........................................................   21
   J. Regulation.........................................................   21
 LEGAL OPINIONS..........................................................   22
 EXPERTS.................................................................   22
 APPENDIX A (MARKET VALUE ADJUSTMENT)....................................   23
 FINANCIAL STATEMENTS....................................................  F-1

                                    SUMMARY

    This Prospectus describes the General Account Option under group variable annuity contracts designed for use in conjunction with deferred compensation plans of tax-exempt and governmental employers under Internal Revenue Code 457 ("Deferred Compensation Plans"). The contracts are issued by Hartford Life Insurance Company ("Hartford Life" or the "Company") with respect to DC Variable Account-I or Separate Account Two (DC-II) (individually the "Separate Account") and contributions to the General Account Option become a part of the General Account of Hartford Life. Contributions to the contracts may also be allocated to one or more Separate Account options. The contracts and the Separate Account options are described in a separate prospectus. The prospectus for the applicable contract will always accompany this Prospectus. Please read it and this Prospectus carefully.

    During the Accumulation Period under the contracts, the General Account Option provides for specified Guaranteed Interest Rates for the first five (5) Calendar Years on Contributions received during the Calendar Year in which the contract was issued. Prior to each Calendar Year thereafter, Hartford Life will establish Guaranteed Interest Rates (for five (5) Calendar Years) for contributions received in the following year. At the end of each five year guarantee period for a particular year's contribution, one year Guaranteed Interest Rates are established annually by Hartford Life. Declared Interest Rates in excess of any Guaranteed Interest Rates may be established periodically by Hartford Life. These rates may apply to some or all of the values under the General Account Option for periods of time determined by Hartford Life. The rates of interest credited will affect Participants' Individual Account values (See, "Participants' Individual Account Values," Page 7) and are used to determine amounts payable upon termination of the contracts. (See, "Surrenders -- Contract Termination," Page 8).

    Generally, Hartford Life intends to invest the General Account assets attributable to the contracts in investment grade securities. Hartford Life has no specific formula for determining the rates of interest that it will establish as Declared Interest Rates or Guaranteed Interest Rates in the future. However, their determination will generally be reflective of interest rates available on the types of debt instruments in which Hartford Life intends to invest the proceeds attributable to the General Account Option. (See, "Investments by Hartford Life," Page 9.) In addition, Hartford Life's management may also consider various other factors in determining Declared and Guaranteed Interest Rates for a given period, including, regulatory and tax requirements; sales commission and administrative expenses borne by Hartford Life; general economic trends; and competitive factors. (See, "Investments by Hartford Life," Page 9.)

    The Contract Owner may, during the Accumulation Period, allocate all or a portion of a Participant's Individual Account value held under the General Account Option to one or more of the investment options of the Separate Account. No Contingent Deferred Sales Charges will be deducted on such transfers. However, there are restrictions which may limit the amount that may be so allocated and transfers may be deferred in certain cases. (See, "Transfers from the General Account Option," Page 7.) Distributions from the General Account Option are generally made within a reasonable period of time after a request is received and reflect the full value of Participants' Individual Account values less certain charges, if applicable, described in the contract prospectus. However, under certain conditions, distributions may be deferred or subject to a market value adjustment. (See, "Surrenders," Page 8.)

                           GLOSSARY OF SPECIAL TERMS

ACCUMULATION PERIOD: The period before the commencement of annuity payments.

ACTIVE LIFE FUND: A term used to describe the sum of all Participants' Individual Account value(s) under a contract during the Accumulation Period.

ANNUITANT: A Participant on whose behalf Annuity payments are to be made under a contract.

ANNUITY: A series of payments for life, or for life with a minimum number of payments or a determinable sum guaranteed, or for a joint lifetime and thereafter during the lifetime of the survivor, or for payments for a designated period.

ANNUITY COMMENCEMENT DATE: The date on which Annuity payments are to commence.

ANNUITY PERIOD: The period following the commencement of Annuity payments.

CALENDAR YEAR: The period of time from January 1 to December 31 of each year.

CONTRACT OWNER: The Employer or entity owning the contract.

CONTRACT YEAR: A period of 12 months commencing with the effective date of the contract or with any anniversary thereof.

CONTRIBUTION(S): The amount(s) paid or transferred to Hartford Life on behalf of Participants pursuant to the terms of the contracts.

DECLARED INTEREST RATE(S): One or more rates of interest which may be declared by Hartford Life. Such rates will never be less than the applicable Guaranteed Interest Rates and may apply to some or all of the values under the General Account option Fund for periods of time determined by Hartford Life.

GENERAL ACCOUNT: The General Account of Hartford Life.

GUARANTEED INTEREST RATE(S): The minimum rate(s) of interest to be credited on the General Account portion of the Active Life Fund as set forth in the contract.

HARTFORD LIFE: Hartford Life Insurance Company (sometimes referred to as the "Company").

IN WRITING: A written form satisfactory to us and received at our offices at P.O. Box 2999, Hartford, Connecticut 06104-2999.

MARKET VALUE LUMP SUM OPTION: At contract termination a lump sum payment which includes the market value of the underlying assets as described on page 9.

PARTICIPANT: A term used to describe, for recordkeeping purposes only, any Employee electing to participate in the Deferred Compensation Plan of the Employer/Contract Owner.

PARTICIPANT'S CONTRACT YEAR: A period of twelve (12) months commencing with the Date of Coverage of a Participant and each successive 12 month period thereafter.

PARTICIPANT'S INDIVIDUAL ACCOUNT: An account in which the Contributions of the Contract Owner on behalf of a Participant under the contract are allocated during the Accumulation Period.

PREMIUM TAX: A tax charged by a state or municipality on premiums, contributions or contract values.

SEPARATE ACCOUNT: The Account entitled Hartford Life Insurance Company DC Variable Account-I ("DC-I") and Hartford Life Insurance Company Separate Account Two (DC-II).

                                  INTRODUCTION

    This Prospectus has been designed to provide you with the necessary information to make a decision on participating in the General Account Option under contracts issued in conjunction with a Deferred Compensation Plan. This Prospectus describes only the elements of the contracts pertaining to the General Account Option. The contracts also contain various Separate Account options. The contracts and the Separate Account options are described in a separate prospectus which must accompany this Prospectus. Please read that prospectus and its Glossary of Special Terms prior to reading this Prospectus to familiarize yourself with the terms being used which, unless defined in the Glossary of Special Terms to this Prospectus, have the same meaning as defined in that prospectus.

                           THE GENERAL ACCOUNT OPTION

    The General Account Option is available under contracts issued in conjunction with a Deferred Compensation Plan of an Employer. The contracts provide for both an Accumulation Period and an Annuity Period. During the Accumulation Period, Contributions made by the Employer to the General Account Option, and the values attributable thereto, are a part of Hartford Life's General Account. During the Annuity Period Participants' Individual Account values are used to purchase Fixed or Variable Annuities. The operation of the contract during the Annuity Period is described in the contract prospectus accompanying this Prospectus.

A. THE ACCUMULATION PERIOD

  1. CONTRIBUTIONS

    During the Accumulation Period under the contracts, Contributions (less any Premium Taxes) made by the Employer under the contract, and Participants' Individual Account values, may be allocated, in whole or in part, to the General Account Option.

  2. GUARANTEED INTEREST RATES AND DECLARED INTEREST RATES

    The General Account Option provides for specified Guaranteed Interest Rates for the first five (5) Calendar Years on Contributions received during the Calendar Year in which the Contract is issued. Prior to each Calendar Year thereafter, Hartford Life will establish Guaranteed Interest Rates (for each of the next five (5) Calendar Years) for Contributions received in the following year. The Guaranteed Interest Rate for each year during a five year guarantee period may not be the same as for other years. At the end of each five year guarantee period for a particular year's Contribution(s), one year Guaranteed Interest Rates are established annually by Hartford Life. These one year Guaranteed Interest Rates will automatically commence at the end of a five year guarantee period and at the end of each subsequent one year guarantee period. All Guaranteed Interest Rates and Declared Interest Rates are effective annual rates after taking into account daily compounding of interest.

    The following example is for illustrative purposes only. It contains hypothetical rates of interest. Actual rates for any given time may be more or less than those illustrated.

    EXAMPLE: A contract is issued July 1, 1996. At issue the Guaranteed Interest Rates for Calendar Years 1996 through 2000 are set as follows:

                                       GUARANTEED INTEREST RATE
          CALENDAR YEAR           (APPLICABLE TO 1996 CONTRIBUTIONS)
          -------------           ----------------------------------
              1996                               5.00%
              1997                               4.75%
              1998                               4.50%
              1999                               4.25%
              2000                               4.00%

    Assume that $1,000 in contributions are received during 1996 and $1,500 in contributions are received during 1997. The 1996 contributions of $1,000 will be credited at least 5.00% (i.e., the Guaranteed Interest Rate for 1996) for 1996. During 1997 the 1996 contributions, with interest credited from 1996, will be credited at least 4.75% per year. Similarly for Calendar Years 1998, 1999, and 2000 the 1996 contributions, with interest credited from prior years, will be credited at least 4.50%, 4.25% and 4.00% per year respectively. At the end of 1999, a one year Guaranteed Interest Rate will be set for 2001. This procedure of setting a one year Guaranteed Interest Rate will be followed for each subsequent year.

    At the end of 1996 the Guaranteed Interest Rates for Calendar Years 1997 through 2001 will be set for the contributions of $1,500 received in 1996. At the end of 2001 and annually thereafter one year Guaranteed Interest Rates will be set for the 1997 contributions of $1,500 and the interest which was credited on the $1,500 in prior years.

    For contributions received in 1998 and later the same procedure would be followed. At the end of each Calendar Year, Guaranteed Interest Rates for each of the next five Calendar Years will be set for the following year's contributions. At the end of each five years guaranteed period for a particular year's contributions, one year Guaranteed Interest Rates will be established annually.

    Declared Interest Rates in excess of any Guaranteed Interest Rates may be established periodically by Hartford Life. These rates may apply to some or all of the values under the General Account Option for periods of time determined by Hartford Life. For example, Hartford Life could determine to declare an interest rate in excess of the otherwise applicable Guaranteed Interest Rate(s) for a nine month period and which applied only to Participants' individual account values attributable to Contributions received in a particular time period. The rates of interest credited will affect Participants' Individual Account Values (See, "Participants' Individual Account Values," Page 7) and are used to determine amounts payable upon termination of the contracts (See, "Surrenders -- Contract Termination," Page 8). Notification in writing of the Declared Interest Rate, and the values to which it will apply, will be provided by Hartford Life.

    Hartford Life has no specific formula for determining the rate of interest that it will establish as Declared Interest Rates or Guaranteed Interest Rates in the future. However, their determination will be reflective of interest rates available on the types of debt instruments in which Hartford Life intends to invest the proceeds attributable to the General Account Option (see, "Investments by Hartford Life," Page 9). In addition, Hartford Life's management may also consider various other factors in determining Declared and Guaranteed Interest Rates for a given period, including, regulatory and tax requirements; sales commission and administrative expenses borne by Hartford Life; general economic trends; and competitive factors. HARTFORD LIFE'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO ANY DECLARED INTEREST RATES AND ANY GUARANTEED INTEREST RATES IN EXCESS OF THE CONTRACTUALLY GUARANTEED RATE. WE CANNOT PREDICT NOR CAN WE GUARANTEE THE RATES OF ANY FUTURE DECLARED INTEREST OR OF ANY GUARANTEED INTEREST RATES IN EXCESS OF THE CONTRACTUALLY GUARANTEED RATE.

  3. PARTICIPANTS' INDIVIDUAL ACCOUNT VALUES

    Participants' Individual Account values held under the General Account Option are credited with interest at rates at least equal to the applicable Guaranteed Interest Rates. Contributions are credited to Participants' Individual Accounts, and begin earning interest, the day Hartford Life receives the Contribution at its Home Office. Interest is credited to Participants' Individual Account values daily.

  4. TRANSFERS FROM THE GENERAL ACCOUNT OPTION

    The Contract Owner may make transfers of Participants' Individual Account values held in the General Account Option to one or more of the Separate Account options under the contract. The charges for transfers are described in the contract prospectus which accompanies this Prospectus. No deduction is made for Contingent Deferred Sales Charges when a transfer is made. All transfers will be made on a last in, first out basis; that is, that portion of the Participant's Individual Account attributable to older Contributions or transfers will be transferred only after the portion attributable to the most recent Contribution or transfer has been transferred.

    This right to transfer values is subject to Hartford Life's right to limit any such transfer in any Calendar Year, to one-sixth (1/6) of the Participant's Individual Account value under the General Account Option under the contract as of the end of the preceding Calendar Year. (See also "Surrenders," Page 8.)

    Transfers of assets presently held in the General Account, or which were held in the General Account at any time during the preceding three (3) month period, to the Money Market Fund Account or to the U.S. Government Money Market Fund Account are prohibited. Similarly, transfers of assets presently held in the

Money Market Fund Account or U.S. Government Money Market Fund Account, or which were held in either of these two (2) Accounts or the General Account during the preceding three (3) months, to the General Account are prohibited.

  5. TRANSFERS TO THE GENERAL ACCOUNT OPTION

    Participants' Individual Account values in a Separate Account may be transferred to the General Account Option at any time. The charges for transfers are described in the contract prospectus which accompanies this Prospectus. No deduction is made for Contingent Deferred Sales Charges when a transfer is made. Such transfers will be treated like contributions to the General Account Option on the date of such transfer.

  6. SURRENDERS

    (a) GENERAL

    Subject to the termination provisions described below, the Contract Owner may request a full or partial surrender of Participants' Individual Account values at any time. However, if the sum of all surrenders and transfers from the General Account Option in a Calendar Year, including the currently requested surrender, exceeds one-sixth (1/6th) of the aggregate values held in the General Account Option under the contract at the end of the preceding Calendar Year, Hartford Life reserves the right to defer surrenders in excess of the limit to the next Calendar Year. At such time, unless Hartford Life is directed in writing otherwise, deferred surrenders will be made in the order originally received up to the limit, if applicable. This method will be used until all surrenders have been satisfied.

    (b)  PAYMENT OF FULL OR PARTIAL SURRENDERS (PARTICIPANT'S INDIVIDUAL ACCOUNT
ONLY)

    In the event of a partial surrender of a Participant's Individual Account, Hartford Life will pay the requested value less any applicable Contingent Deferred Sales Charge. All partial surrenders of a Participant's Individual Account will be made on a last in, first out basis; that is, that portion of the Participant's Individual Account attributable to his most recent Contribution (or transfer) will be surrendered first. In the event of a full surrender of a Participant's Individual Account, Hartford Life will pay the account value less any applicable Premium Tax not previously deducted, the Annual Policy Fee and applicable Contingent Deferred Sales Charges.

    The applicable Contingent Deferred Sales Charges, depending on which of the three separate group variable annuity contracts involved, are as follows: (1) a deduction for the Contingent Deferred Sales Charges is made if there is any surrender of contract values during the first 15 Participant Contract Years. During the first 8 years, a maximum deduction of 5% will be made against the full amount of the surrender; during the next 7 years, a maximum deduction of 3% will be made against the full amount of the surrender, (2) a deduction for the Contingent Deferred Sales Charges is made if there is any surrender of contract values during the first 12 Participant Contract Years. During the first 6 years, a maximum deduction of 7% will be made against the full amount of the surrender; during the next 6 years, a maximum deduction of 5% will be made against the full amount of the surrender and (3) a deduction for Contingent Deferred Sales Charges is made if there is any surrender of contract values during the first 12 Participant Contract Years. During the first 6 years, a maximum deduction of 5% will be made against the full amount of any such surrender; during the next 2 years, a maximum deduction of 4% will be made against the full amount of any such surrender; during the next 2 years, a maximum deduction of 3% will be made against the full amount of any such surrender; during the next 2 years, a maximum deduction of 2% will be made against the full amount of any such surrender. Such charges will in no event exceed 8.5% where applied as a percentage against the sum of all Contributions to a Participant's Individual Account. Please consult the Prospectus for the related group variable annuity contract and the Separate Account for applicable Contingent Deferred Sales Charges.

    (c) CONTRACT TERMINATION (CONTRACT OWNERS ONLY)

    If the Contract Owner requests a full surrender of the contract or of all contract values held in the General Account Option, the Contract Owner may select one of the two optional methods of payment, as described below. The terms utilized have the following meanings:

     i = the rate of interest (expressed as a percent, e.g. .05 = 5%) to be credited, subject to a minimum rate of 0% and a maximum rate of B%.

     A = The weighted average interest rate (expressed  as a decimal, e.g. 1%  =
         .01) being credited under the General Account Option as of the date of termination.

    B = The average yield (expressed as decimal, e.g. 1% = .01) for the month prior to the date of termination of the higher of the Salomon Brothers weekly index of new Long Term Public Utilities rated Aa by Moody's Investors Services and the Salomon Brothers weekly Index of Current Coupon 30 year Federal National Mortgage Association Securities, or their equivalents.

    (i)  BOOK  VALUE SPREAD  OPTION  (PERIODIC PAYMENT  NOT  TO EXCEED  FIVE (5)
YEARS):

    Under this option, Hartford Life will pay an amount equal to the contract values held in the General Account Option less applicable Premium Taxes, any Annual Policy Fee and applicable Contingent Deferred Sales Charges. Hartford Life reserves the right to make such payment in level annual installments over a period not to exceed five (5) years from the date of the request, in which event interest will be credited on the unpaid balance at a rate per annum produced by the following formula:

                             i = (A - 2(B - A)) - .005

    Example: If A = 6% and B = 7%, then interest on the unpaid balance would be paid at a rate of
    (.06 - 2(.07 - .06)) - .005 or 3.5%

    This formula may result in an interest rate which is less than the weighted average interest rate being credited under the General Account Option as of the date of termination.

    (ii) MARKET VALUE LUMP SUM OPTION:

    Under this option, Hartford Life will pay a lump sum amount equal to the contract values held in the General Account Option, less any applicable Contingent Deferred Sales Charges, Annual Policy Fee, and Premium Taxes multiplied by the appropriate market value factor. The amount payable on surrender may be adjusted down by application of the market value adjustment. This market value factor is determined as follows:

    (a) if B is greater than A, the market value factor equals 1 - (6 (B-A)) or,

    (b) if A is greater than B, the market value factors equals 1.00

    Example: If A = 7% and B = 9%, then the market value factor would be 1 - (6 (.09 - .07)) = .88.

    Under this option, it is possible that the amount payable on surrender would be more or less than your contribution(s).

    Additional examples of both optional methods of payment are contained in Appendix A, Page 23.

B. ANNUITY PERIOD

    Annuity payments will normally be made within fifteen business days after the receipt of claim for settlement or any other later specified date, and subsequent payments will be made periodically on the anniversaries of the first payment.

    The prospectus for the contract and the Separate Account options describes more fully the Annuity Period and annuity options under the contracts. It should be noted, however, that once fixed Annuity payments have commenced, no surrender of the annuity benefit can be made for the purpose of receiving a lump sum settlement in lieu thereof.

                          INVESTMENTS BY HARTFORD LIFE

    General Account assets of Hartford Life must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. (See page 11 for percentage breakdown of recent investments of Hartford Life.) All General Account assets of Hartford Life would be available to meet Hartford Life's guarantee under the General Account Option. The proceeds from the General Account Option will become part of Hartford Life's general assets and are available to fund the claims of all classes of customers of Hartford Life.

    In establishing Guaranteed and Declared Interest Rates, Hartford Life intends to take into account the yields available on the instruments in which it intends to invest the assets attributable to the contracts. (See, "Guaranteed Interest Rates and Declared Interest Rates," Page 6.) Hartford Life's investment strategy with respect to the assets attributable to the General Account Option under the contracts will generally be to invest in investment-grade debt instruments including:

    Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

    Debt securities which have investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

    Other  debt  instruments,  including  but  not  limited  to,  issues  of  or guaranteed by banks or bank holding companies and of corporations, which obligations, although not rated by Moody's or Standard & Poor's, are deemed by Hartford Life's management to have an investment quality comparable to securities which may be purchased as stated above.

    WHILE THE FOREGOING GENERALLY DESCRIBES OUR INVESTMENT STRATEGY, WE ARE NOT OBLIGATED TO INVEST THE ASSETS ATTRIBUTABLE TO THE CONTRACTS ACCORDING TO ANY PARTICULAR STRATEGY, EXCEPT AS MAY BE REQUIRED BY CONNECTICUT AND OTHER STATE INSURANCE LAWS AND WE HAVE THE RIGHT TO ALTER THIS EXPECTED STRATEGY, CONSISTENT WITH APPLICABLE LAW.

                           DISTRIBUTION OF CONTRACTS

    Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the General Account Option. HSD is a wholly-owned subsidiary of Hartford Life. The principal business address of HSD is the same as Hartford Life Insurance Company.

    The securities will be sold by salespersons of HSD, who represent Hartford Life as insurance and Variable Annuity agents and who are registered representatives or Broker-Dealers who have entered into distribution agreements with HSD.

    HSD is registered with the Commission under the Securities and Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

                       FEDERAL INCOME TAX CONSIDERATIONS

A. TAXATION OF HARTFORD

    Hartford is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). The assets underlying the General Account Option under the contracts will be owned by Hartford. The income earned on such assets will be Hartford's income.

B. INFORMATION REGARDING DEFERRED COMPENSATION PLANS FOR STATE AND LOCAL GOVERNMENTS

    The tax treatment of contributions and distributions is briefly described in the accompanying prospectus for the contract.

                                  THE COMPANY

A. BUSINESS OF HARTFORD LIFE INSURANCE COMPANY

  ORGANIZATION


    Hartford Life Insurance Company (the "Company") was organized in 1902 and is incorporated under the laws of the State of Connecticut. The Company is a direct subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"). Hartford Life, an indirect subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford") (formerly ITT Hartford Group, Inc, a wholly-owned subsidiary of ITT Corporation), is a holding company which owns substantially all of the life insurance operations of The Hartford. The Company is the parent of ITT Hartford Life and Annuity Insurance Company ("ILA"), formerly ITT Life Insurance
Corporation, and ITT Hartford International Life Reassurance Corporation ("HLRe"), formerly American Skandia Life Reinsurance Corporation, which was acquired in 1993. On December 19, 1995, ITT Corporation distributed all of the outstanding shares of the common stock of The Hartford to ITT Corporation shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, The Hartford became an independent, publicly traded company. On February 10, 1997, The Hartford announced its intention to sell up to 20% of the common stock of Hartford Life during the second quarter of 1997. On May 22, 1997, Hartford Life became a publicly traded company with The Hartford retaining 81.4% of its stock.


    The Company provides for the insurance and retirement needs of millions of individuals and has been among the fastest growing major life insurance companies in the United States for the past several years, as measured by assets. At December 31, 1996, the Company's total assets of $78 billion included 18% of fixed maturities and 64% of separate accounts with the remainder representing equity securities, cash, mortgage loans, policy loans, reinsurance recoverable, deferred policy acquisition costs and other assets.

    The reportable segments of the Company and its subsidiaries are:

    Investment Products
    Individual Life Insurance
    Employee Benefits
    Corporate operations
    Runoff operations

    Revenue, income before income tax expense and assets by reportable segment are set forth in Note 7 in Notes to Consolidated Financial Statements.

  BRIEF DESCRIPTION OF REPORTABLE SEGMENTS

    The Company operates in three principal market segments: Investment Products, Individual Life Insurance and Employee Benefits. During the past two years, each segment has grown significantly in revenues and net income. In addition, the Company maintains a Corporate operation in which it reports net investment income on assets representing surplus not assigned to any of its business segments and certain other revenues and expenses not specifically allocable to any of its business segments. The Company also classifies certain of its business as Runoff operations.

  INVESTMENT PRODUCTS

    The Investment Products segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired. The Investment Products segment offers fixed market value adjusted ("MVA") and variable annuities, deferred compensation plan services for municipal governments and corporations, structured settlement contracts and other special purpose annuity contracts, mutual funds, investment management contracts and certain other financial products. Investment Products accounted for $150 million of the total segment earnings of the Company for the year ended December 31, 1996. Growth in the Company's assets has been driven by its sale of variable annuities. For the year ended December 31, 1996, the Company was the largest writer of both individual annuities and individual variable annuities. New sales of individual annuities were approximately $9.8 billion in 1996, bringing total individual annuity account value to $41.7 billion as of December 31, 1996. Of the total annuity account value, $32.4 billion relates to variable annuities and $9.0 billion relates to fixed MVA annuities held in guaranteed separate accounts. Of the Company's $32.4 billion in variable annuities in force, $29.9 billion, or 92%, are held in non-guaranteed separate accounts, as of December 31, 1996. In contrast, the next nine largest writers in the United States of variable annuities held an average of 68% of their variable annuities in force in non-guaranteed separate accounts, as of December 31, 1996, based on the Company's analysis of information compiled by Variable Annuity and Research Data Service ("VARDS").

    The Company has distribution arrangements to sell its individual annuity products with approximately 1,350 national and regional broker-dealers and 200 banks. Management believes that it has established a strong distribution franchise through its long-standing relationships with the members of its bank and broker-dealer network and is committed both to expanding sales through these established channels of distribution and promoting new distributors for all its products and services.

  INDIVIDUAL LIFE INSURANCE

    The Individual Life Insurance segment focuses on individuals' needs regarding the transfer of wealth between generations, as well as the protection of individuals and their families against lost earnings resulting from death. The chief products sold in this market include both variable and fixed universal life-type contracts (including interest-sensitive whole life), as well as single premium variable life and term life products. Individual life insurance in force has increased from $45.2 billion in 1994 to $52.1 billion in 1996, of which $4.4 billion was derived from acquisitions. The Company's growth in insurance in force, together with favorable mortality results and a declining expense ratio, has resulted in increased segment earnings from $25 million in 1994 to $44 million in 1996.

    The Individual Life Insurance segment distributes its products through insurance agents, broker-dealers and financial institutions, typically assisted by a dedicated group of Company employees. The Company has distribution arrangements to sell its individual life products in the United States with approximately 137,000 licensed life insurance agents.

  EMPLOYEE BENEFITS

    The Employee Benefits segment focuses on the needs of employers and associations to purchase group insurance products. The group life, long-term and short-term disability, stop-loss and supplementary medical coverages sold in this segment are reinsured to HLA. This segment also contains specialty businesses such as corporate owned life insurance ("COLI") and life/health reinsurance. Together with HLA, the Company is the largest writer of group short-term disability benefit plans and the second largest writer of group long-term disability insurance, as well as the fourth largest writer of group life insurance based on full-year 1995 new premium and premium equivalents, according to information compiled by the Employee Benefits Plan Review ("EBPR"). Management believes that, as a result of The Hartford's name recognition, the value-added nature of the Company's managed disability products and its effective claims administration, it is one of the leading sellers in the "large case" group market (companies with over 1,000 employees) and that further growth opportunities exist in the "small case" and "medium case" group markets. Sales of COLI have resulted in an increase in segment earnings from $18 million in 1994 to $29 million in 1996.

    The Employee Benefits segment uses an experienced group of Company employees to distribute its products through a variety of distribution outlets, including insurance agents, brokers, associations and third-party administrators.

B. SELECTED FINANCIAL DATA

    The following selected financial data for Hartford, its subsidiaries and affiliated companies should be read in conjunction with the consolidated financial statements and notes thereto included in this Prospectus beginning on page F-1.

                        HARTFORD LIFE INSURANCE COMPANY
                              STATEMENT OF INCOME

                                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                      -----------------------------------------------------
                                                                        1996       1995       1994       1993       1992
                                                                      ---------  ---------  ---------  ---------  ---------
REVENUES
  Premiums and other considerations.................................  $   1,705  $   1,487  $   1,100  $     747  $     259
  Net investment income.............................................      1,397      1,328      1,292      1,051        907
  Net realized (losses) gains.......................................       (213)       (11)         7         16          5
                                                                      ---------  ---------  ---------  ---------  ---------
    Total Revenues..................................................      2,889      2,804      2,399      1,814      1,171
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------  ---------
BENEFITS, CLAIMS AND EXPENSES
  Benefits, claims and claim adjustment expenses....................      1,535      1,422      1,405      1,046        797
  Amortization of deferred policy acquisition costs.................        234        199        145        113         55
  Dividends to policyholders........................................        635        675        419        227         47
  Other insurance expenses..........................................        427        317        227        210        138
                                                                      ---------  ---------  ---------  ---------  ---------
    Total Benefits, Claims and Expenses.............................      2,831      2,613      2,196      1,596      1,037
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------  ---------
INCOME BEFORE INCOME TAX EXPENSE....................................         58        191        203        218        134
  Income tax expense................................................         20         62         65         75         45
                                                                      ---------  ---------  ---------  ---------  ---------
  Income before cumulative effect of changes in accounting
   principles.......................................................         38        129        138        143         89
  Cumulative effect of changes in accounting principles net of tax
   benefits of $7...................................................          0          0          0          0        (13)
                                                                      ---------  ---------  ---------  ---------  ---------
NET INCOME..........................................................  $      38  $     129  $     138  $     143  $      76
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------  ---------

C. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
  (DOLLAR AMOUNTS IN MILLIONS)

  1. CONSOLIDATED RESULTS

                                                                FOR THE YEAR
                                                                   ENDED
                                                               --------------
                                                                1996    1995
                                                               ------  ------
 Revenues....................................................  $2,889  $2,804
 Expenses....................................................   2,851   2,675
                                                               ------  ------
 Net income..................................................  $   38  $  129
                                                               ------  ------
                                                               ------  ------

    Revenues increased $85 million, or 3%, to $2.9 billion in 1996 from $2.8 billion in 1995. This increase in revenues was primarily a result of increased maintenance and expense fees, in the Investment Products segment, from a larger block of separate account assets, which resulted from strong annuity sales and market appreciation partially offset by a decrease in net investment income and net realized capital gains (losses) of $133 mainly due to losses associated with sales and an other than temporary impairment of Closed Book GRC, see "-- Runoff". Expenses increased $176 million, or 7%, to $2.9 billion in 1996 from $2.7 billion in 1995. This increase in expenses is primarily a result of increased interest credited, amortization of deferred acquisition costs and other insurance expenses due to increased sales and higher account values of individual annuity and individual life contracts which were partially offset by a decrease in benefits, claims and claim adjustment expenses of Closed Book GRC and a decrease in policyholder dividends as a result of the elimination of sales of leveraged COLI as a result of the enactment of the HIPA Act of 1996.

INVESTMENT PRODUCTS

                                                                FOR THE YEAR
                                                                   ENDED
                                                               --------------
                                                                1996    1995
                                                               ------  ------
 Revenues....................................................  $1,013  $  759
 Expenses....................................................     863     643
                                                               ------  ------
 Net income..................................................  $  150  $  116
                                                               ------  ------
                                                               ------  ------

    Revenues increased $254 million, or 33%, to $1 billion in 1996 from $759 million in 1995. This increase in revenues was principally the result of a $217 million increase in premiums and other considerations which reflects a substantial increase in aggregate fees earned due to the Company's growing block of separate account assets. The average separate account assets in this segment increased to $37.5 billion in 1996 from $26.3 billion in 1995 primarily due to sales of individual annuities of $9.8 billion in 1996 and $7 billion in 1995, as well as strong market appreciation in both 1996 and 1995. In addition, the average general account assets of this segment increased to approximately $7.7 billion in 1996 from $6.5 billion in 1995 largely as a result of growth in the general account portion of the individual variable annuity products of the Company. The growth in this segment is also reflected in an increase in total expenses of $220 million, primarily as a result of an increase in benefits, claims and claim adjustment expenses of $102 million, or 29%, to $451 million in 1996 from $349 million in 1995. The 38% growth in average account value in 1996, coupled with an overall reduction in individual annuity expenses as a percentage of total individual annuity account value to 28 basis points in 1996 from 31 basis points in 1995, has contributed to the growth in earnings of $34 million, or 29%, to $150 million in 1996 from $116 million in 1995.

INDIVIDUAL LIFE INSURANCE

                                                                FOR THE YEAR
                                                                   ENDED
                                                               --------------
                                                                1996    1995
                                                               ------  ------
 Revenues....................................................  $  440  $  383
 Expenses....................................................     396     347
                                                               ------  ------
 Net income..................................................  $   44  $   36
                                                               ------  ------
                                                               ------  ------

    Revenues increased $57 million, or 15%, to $440 million in 1996 from $383 million in 1995. This increase in revenues was chiefly due to a $41 million increase in premiums and other considerations, reflecting the cost of insurance charges and variable life fees applied to a larger block of business, as insurance in force increased to $52.1 billion in 1996 from $48.3 billion in 1995. Total expenses increased by $49 million, primarily as a result of an increase in benefits, claims and claim adjustment expenses of $43 million, or 21%, to $245 million in 1996 from $202 million in 1995. This increase in expenses also reflects the increase in the block of individual life insurance business offset partially by favorable mortality results. The combination of business growth and favorable mortality experience resulted in an increase in segment earnings of $8 million, or 22%, to $44 million in 1996 from $36 million in 1995.

EMPLOYEE BENEFITS

                                                                FOR THE YEAR
                                                                   ENDED
                                                               --------------
                                                                1996    1995
                                                               ------  ------
 Revenues....................................................  $1,366  $1,273
 Expenses....................................................   1,337   1,248
                                                               ------  ------
 Net income..................................................  $   29  $   25
                                                               ------  ------
                                                               ------  ------

    Revenues increased $93 million, or 7%, to $1.4 billion in 1996 from $1.3 billion in 1995. This increase in revenues was largely a result of a $134 million increase in net investment income primarily due to an increase in the Company's COLI account values, partially offset by a decline in leveraged COLI premiums primarily in response to the enactment of the HIPA Act of 1996. Total expenses increased $89 million, primarily due to an increase in benefits, claims and claim adjustment expenses of $122 million, or 29%, to $545 million in 1996 from $423 million in 1995 partially offset by a decrease in policyholder dividends of $40 million due to the elimination of the sales of leveraged COLI. This increase in total expenses generally reflected an increase in the COLI block of business. These factors resulted in an increase in segment earnings of $4 million, or 16%, to $29 million in 1996 from $25 million in 1995.

RUNOFF OPERATIONS

    Runoff consists of the Company's closed book of guaranteed rate contracts ("Closed Book GRC") (and the related realized gains and losses) and are products that would be reported as a component of the Investment Products segment if they were part of ongoing operations. The Company also includes in Runoff operations the effects of an insurance guaranty fund adjustment of $10 million in 1995 made to reflect lower than expected insolvencies in the insurance industry. Substantially all of the products included in Closed Book GRC are contracts with guaranteed fixed or indexed rates for a specific period, constituting all GRC written by the Company prior to 1995. The Company continues to write GRC Products only as an accommodation to existing customers or to customers who are purchasing a range of services. Closed Book GRC results have been negatively affected by lower investment rates and earnings in the related investment portfolio (principally composed of mortgage backed securities and collateralized mortgage obligations) due to prepayments experienced in excess of assumed levels in years prior to 1995. Closed Book GRC was also affected by an interest rate rise in 1994 which caused the duration of the Company's assets to lengthen relative to that of its liabilities. Due to the reduced investment earnings and the duration mismatch, the portfolio had insufficient assets to fully fund its liability commitments. During the third quarter of 1996, the Company transferred assets in the amount of $200 million to adequately fund the Closed Book GRC so that future cash infusions would be minimal.

    Although the Closed Book GRC asset portfolio as a whole is duration matched with its liabilities, certain investments continue to have a longer maturity than their corresponding liabilities and will need to be liquidated prior to maturity in order to meet the specific liability commitments. To protect the existing value of these investments, the Company entered into various interest rate swap, cap and floor transactions in late September 1996 with the objective of offsetting the market price sensitivity of hedged assets to changes in interest rates. As a result of the hedge, the Company substantially eliminated further fluctuation in the fair value of these investments due to interest rate changes, thereby substantially reducing the likelihood of any further loss on the assets due to such changes.

    The Company's accounting policy for impairment recognition of investments requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, the Company has established specific criteria to be used in the impairment evaluation of an individual portfolio of assets. Specifically, if the asset portfolio supports a runoff operation and is expected to be liquidated prior to maturity to meet liability commitments and has a fair value below amortized cost which will not materially fluctuate as a result of future interest rate changes, then an other than temporary impairment condition has been determined to have occurred. Each individual security within this portfolio is evaluated to determine whether or not it is impaired. Once an impairment charge has been recorded, the Company then continues to review the impaired securities for appropriate valuation on an ongoing basis.

    The following table sets forth the after-tax losses incurred by the Company in respect of Closed Book GRC for the two years ended December 31, 1996.

                                                                FOR THE YEAR
                                                                   ENDED
                                                                DECEMBER 31,
                                                               --------------
                                                                1996    1995
                                                               ------  ------
 Runoff losses...............................................  $  (51) $  (68)
 Other than temporary impairment charges.....................     (88)     --
 Net realized capital losses.................................     (55)     --
 Other charges...............................................     (32)     --
                                                               ------  ------
 Net loss....................................................  $ (226) $  (68)
                                                               ------  ------
                                                               ------  ------

    During 1996, Closed Book GRC incurred a $51 million after-tax loss from operations as a result of negative interest spread, as compared with an after-tax loss from operations of $68 million in 1995. With the initiation of the hedge transactions discussed above, which eliminated the possibility that the fair value of Closed Book GRC investments would recover to their current amortized cost, an other than temporary impairment loss of $82 million, after-tax, was determined to have occurred and was recorded in September 1996. An additional other than temporary impairment loss of $6 million, after-tax, occurred in the fourth quarter of 1996, bringing the total impairment to $88 million. Also, during the third quarter of 1996, Closed Book GRC had asset sales resulting in proceeds of approximately $500 million and a realized loss of $55 million, after-tax. The asset sales were undertaken as a result of liquidity needs and favorable market conditions for certain securities. Other charges of $32 million, after-tax, were also incurred in the third quarter of 1996.

    In response to the losses associated with Closed Book GRC, the Company instituted an improved risk management process. Management expects that the net income (loss) from Closed Book GRC in the years subsequent to 1996 will be immaterial based on the Company's current projections for the performance of the assets and liabilities associated with Closed Book GRC, the Company's expectations regarding future sales of assets from the Closed Book GRC portfolio from time to time in order to make the necessary payment on maturing Closed Book GRC liabilities and the stabilizing effect of the hedge transactions. In determining the projected Closed Book GRC net income in years subsequent to 1996, the Company assumed that yield spreads implicit in market values would be consistent with historic trends. In addition, the Company assumed that there would be no material credit losses in respect of assets supporting Closed Book GRC. However, no assurance can be given that, under certain unanticipated economic circumstances, which result in the Company's assumptions proving inaccurate, further losses in respect of Closed Book GRC will not occur in the future. To date, such asset sales have been consistent with the Company's expectations.

    As of December 31, 1996, Closed Book GRC had general account assets of $3.6 billion and general account liabilities of $3.6 billion. Closed Book GRC assets consisted of $2.7 billion of fixed maturity securities (including $21 million of MBSs and $1.03 billion of CMOs), a $471 million market-neutral portfolio based on London interbank offered quotations for U.S. dollar deposits and $432 million of cash or short-term instruments. Of the $3.6 billion in Closed Book GRC liabilities remaining as of December 31, 1996, the scheduled maturity of such guaranteed rate contracts are as follows: $1.2 billion or 33% in 1997, $1.1 billion or 31% in 1998, $0.8 billion or 22% in 1999 and $0.5 billion or 14% thereafter.

  2. BUSINESS SEGMENT INFORMATION

    For business segment information, see Note 7 to Notes to Consolidated Financial Statements

D. REINSURANCE

    Hartford cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve Hartford of its primary liability. Hartford also assumes insurance from other insurers. Group life and health insurance is substantially reinsured to affiliated companies.

E. RESERVES

    In accordance with applicable insurance regulations, Hartford establishes and carries as liabilities actuarially determined reserves which are calculated to meet its future obligations. The reserves are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect Hartford's actual experience when appropriate. These reserves are computed at amounts that, with additions from premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet Hartford's policy obligations at their maturities or in the event of an insured's death. Reserves include unearned premiums, premium deposits, claims reported but not yet paid, claims incurred but not reported and claims in the process of settlement. Hartford's reserves for assumed reinsurance are computed on bases essentially comparable to direct insurance reserves.

F. INVESTMENTS

  INVESTMENT OPERATIONS

    The Company's investment operations are managed by its investment strategy group which reports directly to senior management of the Company and consists of a risk management unit and portfolio management unit. The risk management unit is responsible for monitoring and managing the Company's asset/liability profile and establishing investment objectives and guidelines; and, the portfolio management unit is responsible for determining, within specified risk tolerances and investment guidelines, the general asset allocation, duration and convexity and other characteristics of the Company's general account and guaranteed separate account investment portfolios. The investment staff of the Company executes the strategic investment decisions of the portfolio management unit, including the identification and purchase of securities that fulfill the objectives of the investment strategy group.

    The primary investment objective of the Company for its general account and guaranteed separate accounts is to maximize after-tax returns consistent with acceptable risk parameters (including the management of interest rate sensitivity of invested assets to that of policyholder obligations). The Company is exposed to two primary sources of investment risk: credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest, and interest rate risk, relating to the market price and/or cash flow variability associated with changes in market yield curves. The Company manages credit risk through industry and issuer diversification and asset allocation. The Company manages interest rate risk as part of its asset/liability management strategies, including the use of certain hedging techniques (which may include the use of certain financial derivatives), product design, such as the use of MVA features and surrender charges, and proactive monitoring and management of certain non-guaranteed elements of the Company's products (such as resetting of credited interest rates for policies that permit such adjustments).

  INVESTED ASSET CHARACTERISTICS AND DERIVATIVE STRATEGIES

    Invested assets totaled approximately $17.6 billion at December 31, 1996 and were comprised of asset-backed securities, including government agency collateralized mortgage obligations ("CMOs") and mortgage backed securities ("MBSs") of $5.2 billion, bonds and notes and short-term investments of $8 billion, inverse floating securities of $352 million, and other investments (primarily policy loans) of $4 billion. Policy loans of $3.8 billion, which carry a weighted average interest rate of 11.9%, are secured by the cash value of the life insurance policy. These loans do not mature in a conventional sense but expire in conjunction with the related policy liabilities. The estimated maturities of these fixed and variable rate investments, along with the respective yields at December 31, 1996, are reflected below. Asset-backed securities (including Government Agency, CMOs and MBSs) are distributed to maturity year based on the Company's estimate of the rate of future prepayments of principal over the remaining life of the securities. These estimates are developed using broker consensus prepayment speeds. Expected maturities differ from contractual maturities due to call or prepayment provisions.

                  FIXED MATURITY INVESTMENTS MATURITY SCHEDULE
                                 (IN MILLIONS)

                                                                       ESTIMATED MATURITY
                                             -----------------------------------------------------------------------
                                              1997      1998      1999      2000      2001     THEREAFTER    TOTAL
                                             -------   -------   -------   -------   -------   ----------   --------
ABS, MBS, CMOS (1)
Variable Rate (2)
  Amortized Cost...........................  $   156   $   100   $    68   $   198   $   142     $  791     $  1,455
  Market Value.............................      154       120       159       192       134        754        1,513
  Pre-tax yield (3)........................     5.76%     6.69%     6.32%     6.51%     6.56%      7.23%        7.08%
Fixed Rate
  Amortized Cost...........................  $   787   $   575   $   688   $   649   $   430     $  985     $  4,114
  Market Value.............................      787       570       678       646       425        977        4,083
  Pre-tax yield (3)........................     6.24%     6.58%     6.33%     6.55%     6.52%      6.84%        6.52%
BONDS AND NOTES
Variable Rate (2)
  Amortized Cost...........................  $   171   $    72   $   113   $    90   $     7     $  209     $    662
  Market Value.............................      169        76        90        94         8        211          648
  Pre-tax yield (3)........................     3.20%     5.74%     3.03%     5.97%     6.10%      6.48%        5.34%
Fixed Rate
  Amortized Cost...........................  $ 1,518   $   636   $   798   $   663   $   642     $3,091     $  7,348
  Market Value.............................    1,532       632       797       667       640      3,112        7,380
  Pre-tax yield (3)........................     6.37%     6.47%     6.42%     6.72%     6.85%      7.16%        6.79%
TOTAL FIXED MATURITIES
  Amortized Cost...........................  $ 2,632   $ 1,383   $ 1,667   $ 1,600   $ 1,221     $5,076     $ 13,579
  Market Value.............................    2,642     1,398     1,724     1,599     1,207      5,054       13,624
  Pre-tax yield (3)........................     6.09%     6.49%     6.15%     6.58%     6.70%      7.08%        6.67%

(1) With respect to the ABS, MBS and CMO portfolio of the Company, a 100 basis point increase in interest rates would decrease the duration of such portfolio from 3.6 to 3.4; a 100 basis point decrease in interest rates would increase the duration of such portfolio from 3.6 to 3.7. The maturities noted in this table would be significantly impacted if interest rates were to decrease by 100 basis points or increase by 300 basis points from December 31, 1996 levels.
(2) Variable rate securities are instruments for which the coupon rates move directly with or based upon an index rate. Includes interest-only securities and inverse floaters, which represent less than 1% and 2.5%, respectively, of the Company's invested assets. Interest-only securities, for which cost approximates market, have an average life of 5.1 years and earn an average yield of 13.9%. Inverse floaters, for which cost approximates market, have an average life of 4.8 years and earn an average yield of 6.48%. Average yields are based upon estimated cash flows using prepayment speeds reported in broker consensus data.
(3) Pre-tax yield does not reflect yields on derivative instruments although derivative adjustments are included in fixed maturity amortized cost and market value.

    ASSET-LIABILITY MANAGEMENT STRATEGIES

    Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to fund product obligations efficiently, hedge against risks that affect the value of certain liabilities and adjusting broad investment risk characteristics as a result of any significant changes in market risks. As an end user of derivatives, the Company uses a variety of derivatives, including swaps, caps, floors, forwards, and exchange-traded financial futures and options, in order to hedge exposure to price, foreign currency and/ or interest rate risk on anticipated investment purchases or existing assets and liabilities. The notional amounts of derivatives contracts represent the basis upon which pay and receive amounts are calculated and are not reflective of credit risk for derivatives contracts. Credit risk for derivatives contracts is limited to the amounts calculated to be due to the Company on such contracts. The Company believes it maintains prudent policies regarding the financial stability and credit standing of its major counterparties and typically requires credit enhancement provisions to further limit its credit risk. Many of these derivatives contracts are bilateral agreements that are not assignable without the consent of the relevant counterparty. Notional amounts pertaining to derivatives financial instruments of the Company totaled $9.9 billion at December 31, 1996 ($7.4 billion of which related to life insurance investments and $2.5 billion of which related to life insurance liabilities). Management believes that the use of derivatives allows the Company to sell more innovative products, capitalize on market opportunities and execute a more flexible investment strategy for its general account portfolio. The strategies described below are used by the Company to manage the aforementioned risks associated with its obligations.

  ANTICIPATORY HEDGING

    For certain liabilities, the Company commits to the price of the product prior to receipt of the associated premium or deposit. The Company routinely executes anticipatory hedges to offset the impact of any changes in asset prices arising from interest rate changes pending the receipt of the premium or deposit payment and the resulting purchase of an asset. These hedges involve taking a long position in interest rate futures or entering into an interest rate swap with duration characteristics equivalent to the associated liabilities and anticipated investments. The notional amount of derivatives used for anticipatory hedges totaled $132 million and $238 million at December 31, 1996 and 1995, respectively.

  LIABILITY HEDGING

    Several products obligate the Company to credit a return to the contract holder which is indexed to a market rate. In order to hedge risks associated with these products, the Company typically enters into interest rate swaps to convert the contract rate into a rate that trades in a more liquid and efficient market. This hedging strategy enables the Company to customize contract terms and conditions to customer objectives and satisfies the Company's asset/liability matching policy. Additionally, interest rate swaps are used to convert certain fixed contract rates into floating rates, thereby allowing them to be appropriately matched against floating rate assets. The notional amount of derivatives used for liability hedging totaled $2.5 billion and $1.7 billion at December 31, 1996 and 1995, respectively.

  ASSET HEDGING

    To meet the various policyholder obligations and to provide prudent investment risk diversification, the Company may combine two or more derivative financial instruments to achieve the investment characteristics that match the associated liability. The use of derivatives in this regard effectively transfers unwanted investment risks or attributes to others. The selection of the appropriate derivatives depends on the investment risk, the liquidity and efficiency of the market and the asset and liability characteristics. The notional amount of asset hedges totaled $2.1 billion and $3.0 billion at December 31, 1996 and 1995, respectively.

  PORTFOLIO HEDGING

    The Company periodically compares the duration and convexity of its portfolios of assets to their corresponding liabilities and enters into portfolio hedges to reduce certain differences to acceptable levels. Portfolio hedges reduce the mismatch between assets and liabilities and offset the potential cash flow impact caused by interest rate changes. The notional amount of portfolio hedges totaled $5.2 billion and $3.9 billion at December 31, 1996 and 1995, respectively.

    The  Company  is   committed  to  maintaining   effective  risk   management
discipline. Derivatives used by the Company must support at least one of the following objectives: to manage the risk arising from price, interest rate or foreign currency volatility, to manage liquidity or to control transaction costs. The Company has established credit limits, diversification standards and review procedures for all credit risk, whether borrower, issuer, or counterparty.

    For a discussion of (i) the investments of the Company segregated by major category, (ii) the types of derivatives related to the type of investment and their respective notional amounts and (iii) the accounting policies utilized by the Company for derivative financial instruments, see Notes to Consolidated Financial Statements.

  INSURANCE LIABILITY CHARACTERISTICS

    Insurance liabilities, other than non-guaranteed separate accounts, totaled $28.5 billion (net of ceded reinsurance) at December 31, 1996, and were backed by $38 billion in total assets (including investments of $27.8 billion). Matching of the duration of the investments with respective policyholder obligations is an explicit objective of the Company's management strategy. The Company's insurance policy liabilities, along with estimated duration periods based upon internal actuarial assumptions, can be summarized based on investment needs in the five categories described below at December 31, 1996.

                          ESTIMATED DURATION YEARS (1)
                                 (IN BILLIONS)

                                                     BALANCE AT
                                                    DECEMBER 31,                                                        OVER
DESCRIPTION                                             1996         LESS THAN 1 YEAR     1-5 YEARS    6-10 YEARS     10 YEARS
-------------------------------------------------  ---------------  -------------------  -----------  -------------  -----------
Fixed rate asset accumulation vehicles...........     $    13.8          $     1.9        $     8.2     $     3.7     $      --
Indexed asset accumulation vehicles..............            .2                 .2               --            --            --
Interest credited asset accumulation vehicles....          13.6                4.2              5.1           3.7            .6
Long-term payout liabilities.....................            .9                 --               .1            .1            .7
Short-term payout liabilities....................            --                 --               --            --            --
                                                          -----                ---            -----           ---           ---
  Total..........................................     $    28.5          $     6.3        $    13.4     $     7.5     $     1.3
                                                          -----                ---            -----           ---           ---
                                                          -----                ---            -----           ---           ---

(1) The duration of liabilities reflects management's assessment of the market price sensitivity of the liabilities to changes in market interest rates, and is not necessarily reflective of the projected liabilities' cash flows under any specific scenario.

  FIXED RATE ASSET ACCUMULATION VEHICLES

    Products in this category require the Company to pay a fixed rate for a certain period of time. The cash flows are not interest rate sensitive because the products are written with an MVA feature and the liabilities have protection against the early withdrawal of funds through surrender charges. The primary risk associated with these products is that the spread between investment return and credited rate may not be sufficient to earn the Company's targeted return. Product examples include fixed rate annuities with an MVA feature and fixed rate guaranteed investment contracts. Contract duration is reflected above and is dependent on the policyholder's choice of guarantee period. The weighted average credited policyholder rate for these policyholder liabilities was 6.71% at December 31, 1996.

  INDEXED ASSET ACCUMULATION VEHICLES

    Products in this category are similar to the fixed rate asset accumulation vehicles, but require the Company to pay a rate that is determined by an external index. The amount and/or timing of cash flows will therefore vary based on the level of the particular index. The primary risks inherent in these products are similar to the fixed rate asset accumulation vehicles, with an additional risk that changes in the index may adversely affect profitability. Product examples include indexed-guaranteed investment contracts with an estimated duration of up to two years. The weighted average credited rate for these contracts was 5.78% at December 31, 1996.

  INTEREST CREDITED ASSET ACCUMULATION VEHICLES

    Products in this category credit interest to policyholders, subject to market conditions and minimum guarantees. Policyholders may surrender at book value but are subject to surrender charges for an initial period. The primary risks vary depending on the degree of insurance element contained in the product. Product examples include universal life contracts and the general account portion of the Company's variable annuity products. Liability duration is short to intermediate-term and is reflected in the table above. The average credited rate for these liabilities was 5.52% at December 31, 1996, excluding policy loans.

  LONG-TERM PAYOUT LIABILITIES

    Products in this category are long-term in nature and may contain significant actuarial (including mortality and morbidity) pricing risks. The cash flows are not interest sensitive, but do vary based on the timing and amount of benefit payments. The primary risks associated with these products are that the benefits will exceed expected actuarial pricing and/or the investment return will be lower than assumed in pricing. Product examples include structured settlement contracts, on-benefit annuities (i.e., the annuitant is currently receiving benefits thereon) and long-term disability contracts. Contract duration is generally six to ten years but, at times, exceeds thirty years. Policy liabilities under these contracts are not interest rate sensitive.

  SHORT-TERM PAYOUT LIABILITIES

    These liabilities are short-term in nature with a duration of less than one year. The primary risks associated with these products are determined by the non-investment contingencies such as mortality or morbidity. Liquidity is of greater concern than for the long-term payout liabilities. Products include individual and group term life insurance contracts.

  SEPARATE ACCOUNT PRODUCTS

    The Company's separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $39.4 billion as of December 31, 1996, wherein the policyholder assumes substantially all of the risk and reward, and guaranteed separate accounts totaling $10.3 billion as of December 31, 1996, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. The investment strategy followed varies by fund choice, as outlined in the applicable fund prospectus or separate account plan of operations. Non-guaranteed products include variable annuities and variable life contracts. The funds underlying such contracts are managed by the investment staff of The Hartford and a variety of independent money managers, including Wellington Management Company, LLP, Putnam Financial Services, Inc.
and  Dean  Witter  InterCapital,  Inc.  Guaranteed  separate  account   products
primarily consist of modified guaranteed individual annuity and modified guaranteed life insurance, and generally include MVA features to mitigate the disintermediation risk upon surrenders. Virtually all of the assets in the guaranteed separate accounts are fixed maturity securities and, as of December 31, 1996, $10.2 billion, or approximately 99%, of the fixed maturity securities portfolio within the guaranteed separate accounts were investment grade or better. Additional investment risk is hedged using a variety of derivatives which totaled $0.1 billion in carrying value and $2.4 billion in notional amounts at December 31, 1996.

G. COMPETITION

    The Company is engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are approximately 2,000 stock, mutual, and other types of insurers in the life insurance business in the United States. According to A.M. Best, Hartford Life is the eighth largest consolidated life insurance company in the United States based on statutory admitted assets as of December 31, 1995. As of December 31, 1996, A.M. Best assigned Hartford Life its second highest ranking classification, A+.

H. EMPLOYEES

    As of January 27, 1997, the Company and HLA have a total of 3,669 direct employees, 2,109 of whom are employed at the home office in Simsbury, Connecticut, and 1,560 of whom are employed at various branch offices throughout the United States, Canada and elsewhere.

I. PROPERTIES

    The Company occupies office space leased from a third party by Hartford Fire Insurance Company ("Hartford Fire"), an indirect subsidiary of The Hartford. Expenses associated with these offices are allocated on a direct and indirect basis to Hartford Life and its subsidiaries by Hartford Fire.

J. REGULATION

    The insurance business of the Company is subject to comprehensive state and federal regulation and supervision throughout the United States. The purpose of such regulation is primarily to provide safeguards for policyholders rather than to protect the interests of the stockholders. The laws of various state jurisdictions establish supervisory agencies with broad administrative powers with respect to, among other things, licensing to transact business, admittance of assets, regulating premium rates, approving policy forms, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, restricting certain transactions between affiliates and regulating the type, amount and valuation of investments permitted. State insurance regulators and the National Association of Insurance Commissioners ("NAIC") continually re-examine existing laws and regulations.

    The NAIC has established solvency laws that relate an insurance company's capital requirements to the risks inherent in its overall operations. These rules are known as risk based capital ("RBC"). As of December 31, 1996, the Company's RBC ratio was in excess of 200% of its RBC.

    Each insurance company is required to file detailed annual reports with supervisory agencies in each of the jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals. The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include publications of the NAIC, as well as state laws, regulations, and general administrative rules. In accordance with the insurance laws and regulations under which the Company operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding life insurance contracts and universal life and investment contracts. Reserves for life insurance contracts are based on mortality and morbidity tables in general use in the United States, modified to reflect actual experience. These reserves are computed at amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. Reserves for universal life insurance and investment products represent policy account balances before applicable surrender charges. In the accompanying consolidated financial statements, these life insurance reserves are determined in accordance with generally accepted accounting principles, which may vary from statutory requirements.

    The Health Insurance Portability and Accountability Act of 1996 ("the HIPA Act of 1996") phases out the deductibility of interest on policy loans under COLI by 1998, thus eliminating all future sales of leveraged COLI. The Company's leveraged COLI product has been an important contributor to its profitability in recent years and will continue to contribute to the profitability of the Company (although such contribution will be reduced in the future due to the effects of this legislation). As a result of the elimination of leveraged COLI sales, net income contributed by COLI may be lower in the future (particularly 1999 and later years).

                                 LEGAL OPINIONS

    The validity of the the Contract described in this Prospectus will be passed upon for Hartford by Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary of Hartford.

                                    EXPERTS

    The audited consolidated financial statements and financial statement schedules included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report on the consolidated financial statements of Hartford Life Insurance Company, which includes an explanatory paragraph with respect to the change in method of accounting for debt and equity securities as of January 1, 1994, as discussed in Note 2 of Notes to Consolidated Financial Statements. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                                   APPENDIX A
                          MARKET VALUE LUMP SUM OPTION

    If A is greater than B, the Market Value Adjustment factor equals 1.

    If  B  is greater  than A,  the Market  Value Adjustment  factor equals  1 -
(6(B-A))

    WHERE:

      A = The weighted average interest rate (expressed as a decimal, e.g., 1% = .01) being credited under the General Account Option as of the date of termination.

      B = The average yield (expressed as a decimal, e.g. 1% = .01) for the month prior to the date of termination of the higher of the Salomon Brothers weekly index of new Long Term Public Utilities rated Aa by Moody's Investors Service and the Salomon Brothers weekly Index of Current Coupon 30 year Federal National Mortgage Association Securities, or their equivalents.

BOOK VALUE SPREAD OPTION

    Interest to be credited on unpaid balance ("i") equals (A - 2(B-A)) - .005, where A and B are defined as above.

Examples of Contract Termination:              (Assuming a 5% Contingent Deferred Sales
                                               Charge, and no Policy Fees or Premium Taxes
                                               are applicable)

                                                       INTEREST RATE CREDITED TO         ACTIVE LIFE FUND ATTRIBUTABLE
                                                        CONTRIBUTIONS DEPOSITED          TO CONTRIBUTIONS DEPOSITED IN
                                                           IN THE GIVEN YEAR                     THE GIVEN YEAR
                                                   ---------------------------------  ------------------------------------
1992                                                                6.00%                        $      300,000
1993                                                                6.50%                               600,000
1994                                                                7.00%                               700,000
                                                                     ---                            -----------
TOTAL                                                               6.63%*                       $    1,600,000

      *Total = the weighted average interest rate being credited on the date of termination ("A"). It is calculated as follows:

300,000 x .06 + 600,000 x .065 + 700,000 x
 .07
300,000 + 600,000 + 700,000                    = .0663 = 6.63%

    At termination the book value of the General Account Option portion of the Active Life Fund would be $1,600,000. This amount is reduced by Contingent Sales Charges of 5%, or $80,000. The remaining $1,520,000 would be payable under either Option 1 (Book Value Spread Option) or Option 2 (Market Value Lump Sum Option.)

EXAMPLE 1

    B = .09

    If the Book Value Spread Option is selected, then the Book Value Spread rate of interest would equal (.0663 - 2 (.09 - .0663)) - .005 = .0139 or 1.39% and the Contract Owner would receive six (6) annual payments (beginning immediately) of $262,153.80.

    If the Market Value Lump Sum Option is selected, then the Market Value Factor is 1 - (6(.09 - .0663)) = .8578 and the payout would be $1,520,000 x
 .8578 = $1,303,856.

EXAMPLE 2

    B = .07

    If the Book Value Spread Option is selected, then the Book Value Spread rate of interest would equal 7% (the maximum value of i) and the Contract Owner would receive six (6) annual payments (beginning immediately) of $298,027.68.

    If the Market Value Lump Sum Option is selected, then the Market Value factor would be 1 and the payment would be $1,520,000.

    The assessment of Policy Fees, if any, will reduce the amount of the payment on contract termination.

                  THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, SCHEDULES, AND
                          INTERIM FINANCIAL STATEMENTS



Report of Management..............................................................           F-1
Report of Independent Public Accountants..........................................           F-2
Consolidated Statements of Income for the three years ended December 31, 1996.....           F-3
Consolidated Balance Sheets as of December 31, 1996 and 1995......................           F-4
Consolidated Statements of Stockholders Equity for the three years ended
 December 31, 1996................................................................           F-5
Consolidated Statements of Cash Flows for the three years ended December 31,
 1996.............................................................................           F-6
                                                                                        F-7 thru
Notes to Consolidated Financial Statements........................................          F-21
Schedule I -- Summary of Investments -- Other than Investments in Affiliates as of
 December 31, 1996................................................................           S-1
Schedule III -- Supplementary Insurance Information for the three years ended
 December 31, 1996................................................................           S-2
Schedule IV -- Reinsurance for the three years ended December 31, 1996............           S-3
Interim Financial Statements......................................................           I-1
Management's Narrative Analysis of Results of Operations..........................           I-4
Notes to Interim Financial Statements.............................................           I-6


    All schedules not listed above have been omitted because they are not applicable or the amounts are insignificant, immaterial or the information has been otherwise supplied in the financial statements or notes thereto.

                  THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

                              REPORT OF MANAGEMENT

    The management of Hartford Life Insurance Company and subsidiaries ("the Company") is responsible for the preparation and integrity of the information contained in the accompanying consolidated financial statements and other sections of the Annual Report. The consolidated financial statements are prepared in accordance with generally accepted accounting principles, and, where necessary, include amounts that are based on management's informed judgments and estimates. Management believes these statements present fairly the Company's financial position and results of operations, and, that any other information contained in the Annual Report is consistent with the financial statements.

    Management has made available the Company's financial records and related data to Arthur Andersen LLP, independent public accountants, in order for them to perform an audit of the Company's consolidated financial statements. Their report appears on Page F-2.

    An essential element in meeting management's financial responsibilities is the Company's system of internal controls. These controls, which include accounting controls and the internal auditing program, are designed to provide reasonable assurance that assets are safeguarded, and transactions are properly authorized, executed and recorded. The controls, which are documented and communicated to employees in the form of written codes of conduct and policies and procedures, provide for the careful selection of personnel and for appropriate division of responsibility. Management continually monitors for compliance, while the Company's internal auditors independently assess the effectiveness of the controls and make recommendations for improvement. Also, Arthur Andersen LLP took into consideration the Company's system of internal controls in determining the nature, timing and extent of its audit tests.

    Another important element is management's recognition of its responsibility for fostering a strong, ethical climate, thereby ensuring that the Company's affairs are transacted according to the highest standards of personal and professional conduct. The Company has a long-standing reputation of integrity in business conduct and utilizes communication and education to create and fortify a strong compliance culture.

    The Audit Committee of the Board of Directors of The Hartford, composed of non-employee directors, meets periodically with the external and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to ensure their independence and free access to the Committee.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hartford Life Insurance Company and Subsidiaries:

    We have audited the accompanying consolidated balance sheets of Hartford Life Insurance Company (a Connecticut corporation and wholly-owned subsidiary of Hartford Life and Accident Insurance Company) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements and the schedules referred to below are the responsibility of Hartford Life Insurance Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

    As discussed in Note 2 of Notes to Consolidated Financial Statements, Hartford Life Insurance Company adopted a new accounting standard promulgated by the Financial Accounting Standards Board, changing its method of accounting, as of January 1, 1994, for debt and equity securities.

    Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Schedules are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                             ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 10, 1997

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN MILLIONS)

                                                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                                                           -------------------------------
                                                                                             1996       1995       1994
                                                                                           ---------  ---------  ---------
REVENUES
Premiums and other considerations........................................................  $   1,705  $   1,487  $   1,100
Net investment income....................................................................      1,397      1,328      1,292
Net realized capital (losses) gains......................................................       (213)       (11)         7
                                                                                           ---------  ---------  ---------
    Total revenues.......................................................................      2,889      2,804      2,399
                                                                                           ---------  ---------  ---------
BENEFITS, CLAIMS AND EXPENSES
Benefits, claims and claim adjustment expenses...........................................      1,535      1,422      1,405
Amortization of deferred policy acquisition costs........................................        234        199        145
Dividends to policyholders...............................................................        635        675        419
Other insurance expenses.................................................................        427        317        227
                                                                                           ---------  ---------  ---------
    Total benefits, claims and expenses..................................................      2,831      2,613      2,196
                                                                                           ---------  ---------  ---------
Income before income tax expense.........................................................         58        191        203
Income tax expense.......................................................................         20         62         65
                                                                                           ---------  ---------  ---------
Net income...............................................................................  $      38  $     129  $     138
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

       The accompanying Notes to Consolidated Financial Statements are an
                     integral part of the above statements.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                      (IN MILLIONS EXCEPT FOR SHARE DATA)

                                                                                                   AS OF DECEMBER 31,
                                                                                                ------------------------
                                                                                                   1996         1995
                                                                                                -----------  -----------
                                            ASSETS
Investments
Fixed maturities, available for sale, at fair value (amortized cost $13,579 and $14,440)......  $    13,624  $    14,400
Equity securities, available for sale, at fair value..........................................          119           63
Policy loans, at outstanding balance..........................................................        3,836        3,381
Mortgage loans, at outstanding balance........................................................            2          265
Other investments, at cost....................................................................           54          156
                                                                                                -----------  -----------
    Total investments.........................................................................       17,635       18,265
                                                                                                -----------  -----------
Cash..........................................................................................           43           46
Premiums and amounts receivable...............................................................          137          165
Accrued investment income.....................................................................          407          394
Reinsurance recoverable.......................................................................        6,066        6,221
Deferred policy acquisition costs.............................................................        2,760        2,188
Deferred income tax...........................................................................          474          420
Other assets..................................................................................          357          234
Separate account assets.......................................................................       49,690       36,264
                                                                                                -----------  -----------
    Total assets..............................................................................  $    77,569  $    64,197
                                                                                                -----------  -----------
                                                                                                -----------  -----------
                                         LIABILITIES
Future policy benefits........................................................................  $     2,281  $     2,373
Other policyholder funds......................................................................       22,134       22,598
Other liabilities.............................................................................        1,572        1,233
Separate account liabilities..................................................................       49,690       36,264
                                                                                                -----------  -----------
    Total liabilities.........................................................................       75,677       62,468
                                                                                                -----------  -----------
                                     STOCKHOLDER'S EQUITY
Common stock, $5,690 par value, 1,000 shares authorized, issued and outstanding...............            6            6
Capital surplus...............................................................................        1,045        1,007
Net unrealized capital gain (loss) on investments, net of tax.................................           30          (57)
Retained earnings.............................................................................          811          773
                                                                                                -----------  -----------
    Total stockholder's equity................................................................        1,892        1,729
                                                                                                -----------  -----------
    Total liabilities and stockholder's equity................................................  $    77,569  $    64,197
                                                                                                -----------  -----------
                                                                                                -----------  -----------

       The accompanying Notes to Consolidated Financial Statements are an
                     integral part of the above statements.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN MILLIONS)

                                                                                  NET UNREALIZED
                                                                                    GAIN (LOSS)
                                                                                        ON                           TOTAL
                                                                       CAPITAL      INVESTMENTS      RETAINED    STOCKHOLDER'S
                                                       COMMON STOCK    SURPLUS      NET OF TAX       EARNINGS        EQUITY
                                                       -------------  ---------  -----------------  -----------  --------------
Balance, December 31, 1993...........................    $       6    $     676      $      (5)      $     516     $    1,193
  Net income.........................................           --           --             --             138            138
  Dividends declared on common stock.................           --           --             --             (10)           (10)
  Capital contribution...............................           --          150             --              --            150
  Change in net unrealized capital loss on
   investments, net of tax (1).......................           --           --           (649)             --           (649)
                                                                --
                                                                      ---------         ------           -----        -------
Balance, December 31, 1994...........................            6          826           (654)            644            822
  Net income.........................................           --           --             --             129            129
  Capital contribution...............................           --          181             --              --            181
  Change in net unrealized capital gain on
   investments, net of tax...........................           --           --            597              --            597
                                                                --
                                                                      ---------         ------           -----        -------
Balance, December 31, 1995...........................            6        1,007            (57)            773          1,729
  Net income.........................................           --           --             --              38             38
  Capital contribution...............................           --           38             --              --             38
  Change in net unrealized capital gain on
   investments, net of tax...........................           --           --             87              --             87
                                                                --
                                                                      ---------         ------           -----        -------
Balance, December 31, 1996...........................    $       6    $   1,045      $      30       $     811     $    1,892
                                                                --
                                                                --
                                                                      ---------         ------           -----        -------
                                                                      ---------         ------           -----        -------

---------
(1) The 1994 change in net unrealized capital loss on investments, net of tax, includes a gain of $91 due to the adoption of SFAS No. 115 as discussed in
    Note 2(b) of Notes to Consolidated Financial Statements.

       The accompanying Notes to Consolidated Financial Statements are an
                     integral part of the above statements.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                                                              FOR THE YEAR ENDED
                                                                                                 DECEMBER 31,
                                                                                        -------------------------------
                                                                                          1996       1995       1994
                                                                                        ---------  ---------  ---------
OPERATING ACTIVITIES
  Net income..........................................................................  $      38  $     129  $     138
  Adjustments to net income:
  Net realized capital losses (gains) on sale of investments..........................        213         11         (7)
  Net amortization of premium on fixed maturities.....................................         14         21         41
  Increase in deferred income taxes...................................................       (102)      (172)      (128)
  Increase in deferred policy acquisition costs.......................................       (572)      (379)      (441)
  Decrease (increase) in premiums and amounts receivable..............................         10        (81)        10
  Increase in accrued investment income...............................................        (13)       (16)      (106)
  (Increase) decrease in other assets.................................................       (132)      (177)       101
  Decrease (increase) in reinsurance recoverable......................................        179        (35)        75
  (Decrease) increase in liability for future policy benefits.........................        (92)       483        224
  Increase in other liabilities.......................................................        477        281        191
                                                                                        ---------  ---------  ---------
    Cash provided by operating activities.............................................         20         65         98
                                                                                        ---------  ---------  ---------
INVESTING ACTIVITIES
  Purchases of fixed maturity investments.............................................     (5,747)    (6,228)    (9,127)
  Sales of fixed maturity investments.................................................      3,459      4,845      5,713
  Maturities and principal paydowns of fixed maturity investments.....................      2,693      1,741      1,931
  Net purchase of other investments...................................................       (107)      (871)    (1,338)
  Net sales (purchases) of short-term investments.....................................         84        (24)       135
                                                                                        ---------  ---------  ---------
    Cash provided by (used for) investing activities..................................        382       (537)    (2,686)
                                                                                        ---------  ---------  ---------
FINANCING ACTIVITIES
  Capital contribution................................................................         38         --        150
  Dividends paid......................................................................         --         --        (10)
  Net (disbursements for) receipts from investment and universal life-type contracts
   (charged from) credited to policyholder accounts...................................       (443)       498      2,467
                                                                                        ---------  ---------  ---------
    Cash (used for) provided by financing activities..................................       (405)       498      2,607
                                                                                        ---------  ---------  ---------
  Net(decrease) increase in cash......................................................         (3)        26         19
  Cash -- beginning of year...........................................................         46         20          1
                                                                                        ---------  ---------  ---------
  Cash -- end of year.................................................................  $      43  $      46  $      20
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

       The accompanying Notes to Consolidated Financial Statements are an
                     integral part of the above statements.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN MILLIONS)

1.  ORGANIZATION AND DESCRIPTION OF BUSINESS
    These consolidated financial statements include Hartford Life Insurance Company and its wholly-owned subsidiaries (the "Company"), ITT Hartford Life and Annuity Insurance Company ("ILA") and ITT Hartford International Life Reassurance Corporation ("HLRe"), formerly American Skandia Life Reinsurance Corporation. The Company is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"), a direct subsidiary of Hartford Accident and Indemnity Company, an indirect subsidiary of ITT Hartford Group, Inc. ("The Hartford"). Hartford Life was formed on December 13, 1996 and capitalized on December 16, 1996 with the contribution of all the outstanding common stock of HLA. On February 10, 1997, The Hartford, the ultimate parent of Hartford Life, announced its intention to sell up to 20% of Hartford Life during the second quarter of 1997. Management believes that this transaction will not have a material impact on the operations of the Company (See Note 11).

    On December 19, 1995, ITT Industries, Inc. (formerly ITT Corporation) ("ITT") distributed all the outstanding shares of capital stock of The Hartford to ITT stockholders of record on such date (the transactions relating to such distribution are referred to herein as the "ITT Spin-off"). As a result of the ITT Spin-off, The Hartford became an independent, publicly traded company.

    The Company is a leading insurance and financial services company which provides: (a) investment products such as individual variable annuities and fixed market value adjusted annuities, deferred compensation plan services and mutual funds for savings and retirement needs; (b) life insurance for income protection and estate planning; and (c) employee benefits products such as corporate owned life insurance.

2.  SIGNIFICANT ACCOUNTING POLICIES
 (A) BASIS OF PRESENTATION

    These financial statements present the financial position, results of operations and cash flows of the Company, and all material intercompany transactions and balances between Hartford Life Insurance Company and its subsidiaries have been eliminated. The consolidated financial statements are prepared on a basis of generally accepted accounting principles which differ materially from the statutory accounting prescribed by various insurance regulatory authorities.

    The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (B) CHANGES IN ACCOUNTING PRINCIPLES

    On November 14, 1996, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". This Issue requires companies to record income on certain structured securities on a retrospective interest method. The Company adopted EITF No. 96-12 for structured securities acquired after November 14, 1996. Adoption of EITF No. 96-12 did not have a material effect on the Company's financial condition or results of operations.

    In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". This statement established criteria for determining whether transferred assets should be accounted for as sales or secured borrowings. Subsequently, in December 1996, the FASB issued SFAS No. 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125", which defers the effective date of certain provisions of SFAS No. 125 for one year. Adoption of SFAS No. 125 is not expected to have a material effect on the Company's financial condition or results of operations.

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which is effective in 1996. As permitted by SFAS No. 123, the Company continues to measure compensation costs of employee stock option plans (relating to options on common stock of The Hartford) using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25. As of February 10, 1997, the Company had not adopted an employee stock compensation plan. Certain officers of the Company participate in The Hartford's stock option plan. Compensation costs allocated by The Hartford to the Company, as well as pro forma compensation costs as determined under SFAS No. 123, were immaterial to the results of operations for 1996 and 1995.

    Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The new standard requires, among other things, that securities be classified as "held-to-maturity", "available-for-sale" or "trading" based on the Company's intentions with respect to the ultimate disposition of the security and its ability to effect those intentions. The classification determines the appropriate accounting carrying value (cost basis or fair value) and, in the case of fair value, whether the fair value difference from cost, net of tax, impacts stockholder's equity directly or is reflected in the Consolidated Statements of Income. Investments in equity securities had previously been and continue to be recorded at fair value with the corresponding after-tax impact included in stockholder's equity. Under SFAS No. 115, the Company's fixed maturity investments are classified as "available-for-sale" and, accordingly, these investments are reflected at fair value with the corresponding impact included as a component of stockholder's equity designated as "Net unrealized capital gain (loss) on investments, net of tax." As with the underlying investment security, unrealized capital gains and losses on derivative financial instruments are considered in determining the fair value of the portfolios. The impact of adoption was an increase to stockholder's equity of $91million. The Company's cash flows were not impacted by this change in accounting principle.

 (C) REVENUE RECOGNITION

    Revenues for universal life policies and investment products consist of policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances and are recognized in the period in which services are provided. Premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders.

 (D) FUTURE POLICY BENEFITS AND OTHER POLICYHOLDER FUNDS

    Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued. Liabilities for universal life-type and investment contracts are stated at policyholder account values before surrender charges.

 (E) DEFERRED POLICY ACQUISITION COSTS

    Policy acquisition costs, including commissions and certain underwriting expenses associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, generally 20 years. Generally, acquisition costs are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of expected gross profits from surrender charges, investment, mortality and expense margins. Actual gross profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates, when appropriate, and evaluates the recoverability of the deferred acquisition cost asset. When appropriate, management revises its assumptions on the estimated gross profits of these contracts and the cumulative amortization for the books of business are reestimated and readjusted by a cumulative charge or credit to income.

 (F) POLICYHOLDER REALIZED CAPITAL GAINS AND LOSSES

    Realized capital gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are excluded from revenues and deferred, since under the terms of the contracts the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them.

 (G) FOREIGN CURRENCY TRANSLATION

    Foreign currency translation gains and losses are reflected in stockholder's equity. Balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average rates of exchange prevailing during the year. The national currencies of international operations are generally their functional currencies.

 (H) INVESTMENTS

    The Company's investments in fixed maturities include bonds, redeemable preferred stock and commercial paper which are classified as "available-for-sale" and accordingly are carried at fair value with the after-tax difference from cost reflected as a component of stockholder's equity designated as "Net unrealized capital gain (loss) on investments, net of tax". Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value with the after-tax difference from cost reflected in stockholder's equity. Policy and mortgage loans are each carried at their outstanding balance which approximates fair value. Investments in partnerships and trusts are carried at cost. Net realized capital gains (losses), after deducting the policyholders' share, are reported as a component of revenue and are determined on a specific identification basis.

    The Company's accounting policy for impairment recognition requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, the Company has established specific criteria to be used in the impairment evaluation of an individual portfolio of assets. Specifically, if the asset portfolio is supporting a runoff operation, is forced to be liquidated prior to maturity to meet liability commitments, and has fair value below amortized cost, which will not materially fluctuate as a result of future interest rate changes, then an other than temporary impairment condition has been determined to have occurred. Each individual security within that portfolio is evaluated to determine whether or not it is impaired. Once an impairment charge has been recorded, the Company then continues to review the individual impaired securities for appropriate valuation on an ongoing basis.

    During 1996, it was determined that certain individual securities within the investment portfolio supporting the Company's closed block of guaranteed rate contracts ("Closed Book GRC") were impaired. With the initiation of certain hedge transactions, which eliminated the possibility that the fair value of the Closed Book GRC investments would recover to their current amortized cost, an other than temporary impairment loss of $88 after tax was determined to have occurred and was recorded.

 (I) DERIVATIVE FINANCIAL INSTRUMENTS

    The Company uses a variety of derivative financial instruments including swaps, caps, floors, forwards and exchange traded financial futures and options as part of an overall risk management strategy. These instruments are used as a means of hedging exposure to price, foreign currency and/or interest rate risk on anticipated investment purchases or existing assets and liabilities. The Company does not hold or issue derivative financial instruments for trading purposes. The Company's accounting for derivative financial instruments used to manage risk is in accordance with the concepts established in SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 52, "Foreign Currency Translation", American Institute of Certified Public Accountants Statement of Position 86-2, "Accounting for Options", and various EITF pronouncements. Written options are, in all cases, used in conjunction with other assets and derivatives as part of the Company's asset/liability management strategies. Derivative instruments are carried at values consistent with the asset or liability being hedged. Derivatives used to hedge fixed maturities or equities are carried at fair value with the after-tax difference from cost reflected in stockholder's equity. Derivatives used to hedge other invested assets or liabilities are carried at cost.

    Derivatives must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. The Company's minimum correlation threshold for hedge designation is 80%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls below 80%, hedge accounting will be terminated. Derivatives used to create a synthetic asset must meet synthetic accounting criteria including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Interest rate swaps are the primary type of derivatives used to convert London interbank offered quotations for U.S. dollar deposits ("LIBOR") based variable rate instruments to fixed rate instruments. Synthetic instrument accounting, consistent with industry practice, provides that the synthetic asset is accounted for like the financial instrument it is intended to replicate. Derivatives which fail to meet risk management criteria are marked to market with the impact reflected in the Consolidated Statements of Income.

    Gains or losses on financial futures contracts entered into in anticipation of the future receipt of product cash flows are deferred and, at the time of the ultimate purchase, reflected as an adjustment to the cost basis of the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the cost basis of the hedged asset when the futures contracts are closed, except for futures used in duration hedging which are deferred and are adjusted into the cost basis on a quarterly basis. The adjustments to the cost basis are amortized into investment income over the remaining asset life.

    Open forward commitment contracts are marked to market through stockholder's equity. Such contracts are recorded at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of the forward commitment contracts before the delivery of the securities are recognized immediately in the Consolidated Statements of Income as a component of net investment income.

    The cost of purchased options and/or premiums received on covered written options, entered into as part of an asset/liability management strategy, is/are adjusted into the cost basis of the underlying asset or liability and amortized over the remaining life of the hedge. Gains or losses on expiration or termination of the hedge are adjusted into the basis of the underlying asset or liability and amortized over the remaining asset life. The Company had no written options as of December 31, 1996 and 1995.

    Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to income. Should the swap be terminated, the gain or loss is adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in earnings. Interest rate swaps purchased in anticipation of an asset purchase (an "anticipatory transaction") are recognized consistent with the underlying asset components such that the settlement component is recognized in the Consolidated Statements of Income while the change in market value is recognized as an unrealized gain or loss.

    Premiums paid on purchased floor or cap agreements and the premium received on issued floor or cap agreements (used for risk management) are adjusted into the basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.

    Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS No. 52.

 (J) RELATED PARTY TRANSACTIONS

    Transactions of the Company with HLA and its affiliates relate principally to tax settlements, reinsurance, insurance coverage, rental and service fees and payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims. Substantially all general insurance expenses related to the Company, including rent and employee benefit plan expenses, are initially paid by Hartford Fire Insurance Company, an indirect subsidiary of The Hartford ("Hartford Fire"). Direct expenses are allocated to the Company using specific identification, and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on the type, are allocated based on either a percentage of direct expenses or on utilization. Indirect expenses allocated to the Company by Hartford Fire were $40, $45 and $41 in 1996, 1995 and 1994, respectively. Management of the Company believes that the methods used are reasonable. In addition, the Company was charged its share of costs allocated to The Hartford by ITT prior to the ITT Spin-off, which were immaterial in 1995 and 1994. The Company had a receivable from The Hartford of $1 and a payable to The Hartford of $2 at December 31, 1996 and 1995, respectively.

    In 1996, the Company ceded approximately $33.3 billion of group life insurance in force and $318 million of disability premium to HLA and assumed $8.5 billion of individual life insurance in force from HLA.

    On June 30, 1995, the ownership of ITT Lyndon Insurance Company was transferred to the Company via a capital contribution of $181 million, representing the net assets of the company. Also, in 1996, the Company received a capital contribution of $37.5 million from its parent HLA.

 (K) DIVIDENDS TO POLICYHOLDERS

    Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of the life insurance subsidiaries of the Company. The participating insurance in force accounted for 44%, 41%, and 43% in 1996, 1995, and 1994, respectively, of total life insurance in force.

3.  INVESTMENTS
 (A) COMPONENTS OF NET INVESTMENT INCOME

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1996       1995       1994
                                                                                 ---------  ---------  ---------
Interest income................................................................  $   1,452  $   1,338  $   1,247
(Losses) income from other investments.........................................        (42)         1         54
                                                                                 ---------  ---------  ---------
Gross investment income........................................................      1,410      1,339      1,301
Less: Investment expenses......................................................         13         11          9
                                                                                 ---------  ---------  ---------
Net investment income..........................................................  $   1,397  $   1,328  $   1,292
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

 (B) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1996       1995       1994
                                                                                 ---------  ---------  ---------
Fixed maturities...............................................................  $    (201) $      23  $     (34)
Equity securities..............................................................          2         (6)       (11)
Real estate and other..........................................................         (4)       (25)        47
Less: (Increase) decrease in liability to policyholders for realized capital
 gains (losses)................................................................        (10)        (3)         5
                                                                                 ---------  ---------  ---------
Net realized capital (losses) gains............................................  $    (213) $     (11) $       7
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

 (C) NET UNREALIZED CAPITAL GAINS (LOSSES) ON EQUITY SECURITIES

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1996       1995       1994
                                                                                 ---------  ---------  ---------
Gross unrealized gains.........................................................  $      13  $       4  $       2
Gross unrealized losses........................................................         (1)        (2)       (11)
                                                                                 ---------  ---------  ---------
Net unrealized capital gains (losses)..........................................         12          2         (9)
Deferred income tax liability (asset)..........................................          4          1         (3)
                                                                                 ---------  ---------  ---------
Net unrealized capital gains (losses), after tax...............................          8          1         (6)
Balance beginning of year......................................................          1         (6)        (5)
                                                                                 ---------  ---------  ---------
Change in net unrealized capital gains (losses) on investments.................  $       7  $       7  $      (1)
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

 (D) NET UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED MATURITIES

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1996       1995       1994
                                                                                 ---------  ---------  ---------
Gross unrealized gains.........................................................  $     386  $     529  $     150
Gross unrealized losses........................................................       (341)      (569)    (1,185)
Unrealized (gains) losses credited to policyholders............................        (11)       (52)        37
                                                                                 ---------  ---------  ---------
Net unrealized capital gains (losses)..........................................         34        (92)      (998)
Deferred income tax liability (asset)..........................................         12        (34)      (350)
                                                                                 ---------  ---------  ---------
Net unrealized capital gains (losses), after tax...............................         22        (58)      (648)
Balance beginning of year......................................................        (58)      (648)       161
                                                                                 ---------  ---------  ---------
Change in net unrealized capital gains (losses) on investments.................  $      80  $     590  $    (809)
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

 (E) COMPONENTS OF FIXED MATURITIES INVESTMENTS

                                                                                            AS OF DECEMBER 31, 1996
                                                                                ------------------------------------------------
                                                                                                 GROSS UNREALIZED
                                                                                 AMORTIZED   ------------------------    FAIR
                                                                                   COST         GAINS       LOSSES       VALUE
                                                                                -----------  -----------  -----------  ---------
U.S. government and government agencies and authorities (guaranteed and
 sponsored)...................................................................   $     166    $      12    $      (3)  $     175
U.S. government and government agencies and authorities (guaranteed and
 sponsored) -- asset-backed...................................................       1,970          161         (128)      2,003
States, municipalities and political subdivisions.............................         373            6          (11)        368
International governments.....................................................         281           12           (4)        289
Public utilities..............................................................         877           12           (8)        881
All other corporate including international...................................       4,656          120         (107)      4,669
All other corporate -- asset-backed...........................................       3,601           49          (59)      3,591
Short-term investments........................................................       1,655           14          (21)      1,648
                                                                                -----------       -----   -----------  ---------
Total fixed maturities........................................................   $  13,579    $     386    $    (341)  $  13,624
                                                                                -----------       -----   -----------  ---------
                                                                                -----------       -----   -----------  ---------


                                                                                            AS OF DECEMBER 31, 1996
                                                                                ------------------------------------------------
                                                                                                 GROSS UNREALIZED
                                                                                 AMORTIZED   ------------------------    FAIR
                                                                                   COST         GAINS       LOSSES       VALUE
                                                                                -----------  -----------  -----------  ---------
U.S. government and government agencies and authorities (guaranteed and
 sponsored)...................................................................   $     502    $       4    $      (9)  $     497
U.S. government and government agencies and authorities (guaranteed and
 sponsored) -- asset-backed...................................................       3,568          210         (387)      3,391
States, municipalities and political subdivisions.............................         201            4           (3)        202
International governments.....................................................         291           19           (4)        306
Public utilities..............................................................         949           29           (2)        976
All other corporate including international...................................       3,065           76          (55)      3,086
All other corporate -- asset-backed...........................................       5,056          187         (109)      5,134
Short-term investments........................................................         808           --           --         808
                                                                                -----------       -----   -----------  ---------
Total fixed maturities........................................................   $  14,440    $     529    $    (569)  $  14,400
                                                                                -----------       -----   -----------  ---------
                                                                                -----------       -----   -----------  ---------

    The amortized cost and fair value of fixed maturities at December 31, 1996, by maturity, are shown below. Asset-backed securities, including mortgage-backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of such securities. These estimates are developed using prepayment speeds reported in broker consensus data and can be expected to vary from actual experience. Expected maturities differ from contractual maturities due to call or prepayment provisions.

MATURITY                                                                                    AMORTIZED COST   FAIR VALUE
------------------------------------------------------------------------------------------  ---------------  -----------
One year or less..........................................................................          2,632         2,642
Over one year through five years..........................................................          5,871         5,928
Over five years through ten years.........................................................          3,320         3,311
Over ten years............................................................................          1,756         1,743
                                                                                            ---------------  -----------
Total.....................................................................................         13,579        13,624
                                                                                            ---------------  -----------
                                                                                            ---------------  -----------

    Sales of fixed maturities excluding short-term fixed maturities for the years ended December 31, 1996, 1995 and 1994 resulted in proceeds of $3,459, $4,848 and $5,708, respectively, resulting in gross realized capital gains of $87, $91 and $71, respectively, and gross realized capital losses (including investment writedowns) of $298, $72 and $100, respectively, not including policyholder gains and losses. Sales of equity securities for the years ended December 31, 1996, 1995 and 1994 resulted in proceeds of $74, $64 and $159, respectively, resulting in gross realized capital gains of $2, $28 and $3, respectively, and gross realized capital losses of $0, $59 and $14, respectively, not including policyholder gains and losses.

 (F) CONCENTRATION OF CREDIT RISK

    As of December 31, 1996, the Company had a reinsurance recoverable of $3.8 billion from Mutual Benefit Life Assurance Corporation ("Mutual Benefit"), supported by assets in a security trust of $3.8 billion (including policy loans of $3.3 billion). The risk of Mutual Benefit becoming insolvent is mitigated by the reinsurance agreement's requirement that the assets be kept in a security trust with the Company as sole beneficiary. Excluding investments in U.S. government and agencies, the Company has no other significant concentrations of credit risk in fixed maturities.

 (G) DERIVATIVE INVESTMENTS

    Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to fund product obligations hedging against indexation risks that affect the value of certain liabilities and adjusting broad investment risk characteristics when dictated by significant changes in market risks. As an end user of derivatives, the Company uses a variety of derivative financial instruments, including swaps, caps, floors, forwards and exchange traded financial futures and options in order to hedge exposure to price, foreign currency and/or interest rate risk on anticipated investment purchases or existing assets and liabilities. The notional amounts of derivative contracts represent the basis upon which pay and receive amounts are calculated and are not reflective of credit risk for derivative contracts. Credit risk for derivative contracts is limited to the amounts calculated to be due to the Company on such contracts. The Company believes it maintains prudent policies regarding the financial stability and credit standing of its major counterparties and typically requires credit enhancement provisions to further limit its credit risk. Many of these derivative contracts are bilateral agreements that are not assignable without the consent of the relevant counterparty. Notional amounts pertaining to derivative financial instruments totaled $9.9 billion and $8.8 billion at December 31, 1996 and 1995, respectively ($7.4 billion and $7.1 billion related to life insurance investments and $2.5 billion and $1.7 billion related to life insurance liabilities at December 31, 1996 and 1995, respectively).

    The following table summarizes the Company's derivatives, segregated by major categories, as of December 31, 1996 and 1995:

                                                           AMOUNTS HEDGED (NOTIONAL AMOUNTS) (EXCLUDING LIABILITY HEDGES)
                                                   ------------------------------------------------------------------------------
                                                                            PURCHASED
                                                     TOTAL    ISSUED CAPS   OPTIONS,                    INTEREST       FOREIGN
                                                   CARRYING    & FLOORS      CAPS &                    RATE SWAPS     CURRENCY
1996                                                 VALUE        (C)      FLOORS (D)    FUTURES (E)       (H)        SWAPS (F)
-------------------------------------------------  ---------  -----------  -----------  -------------  -----------  -------------
Asset-backed securities (excluding inverse
 floaters and anticipatory)......................  $   5,242   $     500    $   2,454     $      --     $     941     $      --
Inverse floaters (A).............................        352          98          856            --           346            --
Anticipatory (G).................................         --          --           --           132            --            --
Other bonds and notes............................      7,369         425          440             5         1,079           125
Short-term investments...........................        661          --           --            --            --            --
                                                   ---------  -----------  -----------        -----    -----------        -----
  Total fixed maturities.........................     13,624       1,023        3,750           137         2,366           125
Equity securities, policy loans and other
 investments.....................................      4,011          --           --            --            19            --
                                                   ---------  -----------  -----------        -----    -----------        -----
  Total investments..............................  $  17,635   $   1,023    $   3,750     $     137     $   2,385     $     125
                                                   ---------  -----------  -----------        -----    -----------        -----
                                                   ---------  -----------  -----------        -----    -----------        -----
  Total derivatives -- fair value (B)............              $     (10)   $      35     $      --     $     (25)    $      (9)
                                                              -----------  -----------        -----    -----------        -----
                                                              -----------  -----------        -----    -----------        -----



                                                      TOTAL
                                                    NOTIONAL
1996                                                 AMOUNT
-------------------------------------------------  -----------
Asset-backed securities (excluding inverse
 floaters and anticipatory)......................   $   3,895
Inverse floaters (A).............................       1,300
Anticipatory (G).................................         132
Other bonds and notes............................       2,074
Short-term investments...........................          --
                                                   -----------
  Total fixed maturities.........................       7,401
Equity securities, policy loans and other
 investments.....................................          19
                                                   -----------
  Total investments..............................   $   7,420
                                                   -----------
                                                   -----------
  Total derivatives -- fair value (B)............   $      (9)
                                                   -----------
                                                   -----------

1995
--------------------------------------------------
Asset-backed securities (excluding inverse
 floaters and anticipatory).......................  $   5,764   $     118    $   3,133     $     322     $     290     $      --
Inverse floaters (A)..............................        711         560          354             6           681            --
Anticipatory (G)..................................         --          --           --           213            25            --
Other bonds and notes.............................      7,118          33           66           322           757           187
Short-term investments............................        807          --           --            --             0            --
                                                    ---------  -----------  -----------        -----    -----------        -----
  Total fixed maturities..........................     14,400         711        3,553           863         1,753           187
Equity securities, policy loans and other
 investments......................................      3,865          --           --            --            18            --
                                                    ---------  -----------  -----------        -----    -----------        -----
  Total investments...............................  $  18,265   $     711    $   3,553     $     863     $   1,771     $     187
                                                    ---------  -----------  -----------        -----    -----------        -----
                                                    ---------  -----------  -----------        -----    -----------        -----
  Total derivatives -- fair value (B).............              $     (32)   $      46     $      --     $    (108)    $     (24)
                                                               -----------  -----------        -----    -----------        -----
                                                               -----------  -----------        -----    -----------        -----

1995
--------------------------------------------------
Asset-backed securities (excluding inverse
 floaters and anticipatory).......................   $   3,863
Inverse floaters (A)..............................       1,601
Anticipatory (G)..................................         238
Other bonds and notes.............................       1,365
Short-term investments............................          --
                                                    -----------
  Total fixed maturities..........................       7,067
Equity securities, policy loans and other
 investments......................................          18
                                                    -----------
  Total investments...............................   $   7,085
                                                    -----------
                                                    -----------
  Total derivatives -- fair value (B).............   $    (118)
                                                    -----------
                                                    -----------

------------------------
(A) Inverse floaters are variations of collateralized mortgage obligations ("CMOs") for which the coupon rates move inversely with an index rate such as LIBOR. The risk to principal is considered negligible as the underlying collateral for the securities is guaranteed or sponsored by government agencies. To address the volatility risk created by the coupon variability, the Company uses a variety of derivative instruments, primarily interest rate swaps and purchased caps and floors.

(B) The fair value of derivative instruments including swaps, caps, floors, futures, options and forward commitments, was determined using a pricing model which is validated through quarterly comparison to dealer quoted market prices, for 1996 and dealer quoted prices for 1995.

(C) The 1996 data includes issued caps of $433 with a weighted average strike rate of 8.21% (ranging from 7.0% to 9.5%) and over 93% maturing in 2000 through 2005. In addition, issued floors totaled $590, had a weighted average strike rate of 5.17% (ranging from 5.00% to 7.85%) with all of them maturing by the end of 2005. The 1995 data includes issued caps of $475 with a weighted average strike rate of 8.5% (ranging from 7.0% to 10.4%) and over 85% maturing in 2000 through 2004. In addition, issued floors totaled $236, had a weighted average strike rate of 8.1% (ranging from 5.3% to 10.9%) and mature through 2007, with 76% maturing by 2004.

(D) The 1996 data includes purchased floors of $2.4 billion and purchased caps of $1.3 billion. The floors had a weighted average strike rate of 5.84% (ranging from 3.70% to 7.85%) and over 87% mature in 1997 through 1999. The options mature in 1997. The caps had a weighted average strike rate of 7.59% (ranging from 4.40% to 10.125%) and over 76% mature in 1997 through 2001. The 1995 data includes purchased floors of $1.8 billion and purchased caps of $1.7 billion. The floors had a weighted average strike price of 5.8% (ranging from 3.7% to 6.8%) and over 85% mature in 1997 through 1999. The caps had a weighted average strike price of 7.5% (ranging from 4.5% and 10.1%) and over 82% mature in 1997 through 1999.

(E) As of December 31, 1996 and 1995, over 39% and 95%, respectively, of the notional futures contracts, expire within one year.

(F) As of December 31, 1996 and 1995, over 42% and 25%, respectively, of the Company's foreign currency swaps, expire within one year; the balance mature over the succeeding 4 to 5 years.

(G) Deferred gains and losses on anticipatory transactions are included in the carrying value of bond investments in the Consolidated Balance Sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. At December 31, 1996, the Company had $1 million in net deferred gains for futures, interest rate swaps and purchased options. The Company expects to basis adjust $1 million of the deferred gains in 1997. At December 31, 1995, the Company had $5.3 million in net deferred gains for futures, interest rate swaps and purchased options.

(H) The following table summarizes the maturities by notional value of interest rate swaps outstanding at December 31, 1996 and 1995, and the related weighted average interest pay rate or receive rate. The variable rates represent spot rates (primarily 90 day LIBOR), as of December 31, 1996 and 1995. Such variable rates have been calculated assuming that the spot rates remain unchanged throughout the life of the interest rate swaps.

                                                1997         1998         1999         2000         2001       THEREAFTER
                                             -----------  -----------  -----------  -----------  -----------  -------------
Pay Fixed/Receive Variable
  Notional Value                                    $--         $50          $125          $35         $125          $170
  Weighted Average Pay Rate                          --          5.7 %        5.9 %        5.5 %        5.5 %         5.7 %
  Weighted Average Receive Rate                      --          3.2 %         --          6.5 %        6.4 %         6.9 %
Pay Variable/Receive Fixed
  Notional Value                                    $86          $25         $486          $74         $582          $349
  Weighted Average Pay Rate                         7.5 %         --          6.4 %        6.7 %        7.0 %         6.9 %
  Weighted Average Receive Rate                     5.6 %         --          5.6 %        5.7 %        6.2 %         5.9 %
Pay Variable/Receive Different Variable
  Notional Value                                    $19          $15          $--         $200          $--           $44
  Weighted Average Pay Rate                         5.9 %        5.7 %         --          6.4 %         --          12.9 %
  Weighted Average Receive Rate                     3.7 %        5.5 %         --          5.0 %         --           6.4 %
  Total Interest Rate Swaps                        $105          $90         $611         $309         $707          $563
  Total Weighted Average Pay Rate                   7.2 %        5.7 %        6.3 %        6.4 %        6.7 %         7.0 %
  Total Weighted Average Receive Rate               5.2 %        3.8 %        4.3 %        5.4 %        6.3 %         6.3 %

                                                              LAST
                                                TOTAL       MATURITY
                                             -----------  ------------
Pay Fixed/Receive Variable
  Notional Value                                   $505          2003
  Weighted Average Pay Rate                         5.7 %
  Weighted Average Receive Rate                     4.7 %
Pay Variable/Receive Fixed
  Notional Value                                 $1,602          2007
  Weighted Average Pay Rate                         6.8 %
  Weighted Average Receive Rate                     5.9 %
Pay Variable/Receive Different Variable
  Notional Value                                   $278          2003
  Weighted Average Pay Rate                         7.4 %
  Weighted Average Receive Rate                     5.2 %
  Total Interest Rate Swaps                      $2,385          2007
  Total Weighted Average Pay Rate                   6.6 %
  Total Weighted Average Receive Rate               5.5 %

                                                 1996         1997         1998         1999         2000       THEREAFTER
                                              -----------  -----------  -----------  -----------  -----------  -------------
Pay Fixed/Receive Variable
  Notional Value                                     $15         $50            $0         $453          $31          $229
  Weighted Average Pay Rate                          5.0 %        7.2 %        0.0 %        8.1 %        7.1 %         7.8 %
  Weighted Average Receive Rate                      5.8 %        5.9 %        0.0 %        5.8 %        5.7 %         5.9 %
Pay Variable/Receive Fixed
  Notional Value                                    $100          $68          $25          $25          $35          $190
  Weighted Average Pay Rate                          5.9 %        8.6 %        5.9 %        0.0 %        5.9 %         5.4 %
  Weighted Average Receive Rate                      2.4 %        7.9 %        4.0 %        0.0 %        6.5 %         6.9 %
Pay Variable/Receive Different Variable
  Notional Value                                     $50          $18          $36          $12         $200          $234
  Weighted Average Pay Rate                          5.8 %        0.0 %        3.7 %        3.5 %        4.5 %        16.3 %
  Weighted Average Receive Rate                      5.4 %        0.0 %        5.6 %        5.2 %        6.8 %         5.9 %
  Total Interest Rate Swaps                         $165         $136          $61         $490         $266          $653
  Weighted Average Pay Rate                          5.8 %        7.8 %        4.6 %        7.6 %        5.0 %         7.3 %
  Weighted Average Receive Rate                      3.6 %        7.2 %        4.9 %        5.4 %        6.6 %         6.3 %

                                                               LAST
                                                 TOTAL       MATURITY
                                              -----------  ------------
Pay Fixed/Receive Variable
  Notional Value                                    $778          2004
  Weighted Average Pay Rate                          7.8 %
  Weighted Average Receive Rate                      5.9 %
Pay Variable/Receive Fixed
  Notional Value                                    $443          2007
  Weighted Average Pay Rate                          5.4 %
  Weighted Average Receive Rate                      6.9 %
Pay Variable/Receive Different Variable
  Notional Value                                    $550          2004
  Weighted Average Pay Rate                          5.7 %
  Weighted Average Receive Rate                      6.4 %
  Total Interest Rate Swaps                       $1,771          2007
  Weighted Average Pay Rate                          6.9 %
  Weighted Average Receive Rate                      5.8 %

    In addition, interest rate sensitivity related to certain Company insurance liabilities was altered primarily through interest rate swap agreements. The notional amount of the liability agreements in which the Company generally pays one variable rate in exchange for another was $2.4 billion and $1.7 billion at December 31, 1996 and 1995, respectively. As of December 31, 1996, the weighted average pay rate was 5.6% and the weighted average receive rate was 6.5%. These agreements mature at various times through 2001.

    A reconciliation between notional amounts at December 31, 1995 and 1996 by derivative type and strategy is as follows:

                                                                                BY DERIVATIVE TYPE
                                                         ----------------------------------------------------------------
                                                             12/31/95                     MATURITIES/       12/31/96
                                                          NOTIONAL AMOUNT    ADDITIONS   TERMINATIONS    NOTIONAL AMOUNT
                                                         -----------------  -----------  -------------  -----------------
Caps...................................................      $   2,184       $   1,286     $   1,715        $   1,755
Floors.................................................          2,180           2,053         1,065            3,168
Options................................................             --              10            --               10
Swaps/Forwards.........................................          3,566           3,989         2,694            4,861
Futures................................................            863           2,092         2,818              137
                                                               -------      -----------  -------------        -------
Total..................................................      $   8,793       $   9,430     $   8,292        $   9,931
                                                               -------      -----------  -------------        -------
                                                               -------      -----------  -------------        -------


                                                                                   BY STRATEGY
                                                         ----------------------------------------------------------------
                                                             12/31/95                     MATURITIES/       12/31/96
                                                          NOTIONAL AMOUNT    ADDITIONS   TERMINATIONS    NOTIONAL AMOUNT
                                                         -----------------  -----------  -------------  -----------------
Liability..............................................      $   1,708       $   1,940     $   1,137        $   2,511
Anticipatory...........................................            238             516           622              132
Asset..................................................          2,984           1,265         2,137            2,112
Portfolio..............................................          3,863           5,709         4,396            5,176
                                                               -------      -----------  -------------        -------
Total..................................................      $   8,793       $   9,430     $   8,292        $   9,931
                                                               -------      -----------  -------------        -------
                                                               -------      -----------  -------------        -------

 (H) FAIR VALUE OF FINANCIAL INSTRUMENTS

                                                                            AS OF DECEMBER 31,    AS OF DECEMBER 31,
                                                                                   1996                  1995
                                                                           --------------------  --------------------
                                                                           CARRYING     FAIR     CARRYING     FAIR
                                                                            AMOUNT      VALUE     AMOUNT      VALUE
                                                                           ---------  ---------  ---------  ---------
Assets
  Fixed maturities.......................................................  $  13,624  $  13,624  $  14,400  $  14,400
  Equity securities......................................................        119        119         63         63
  Policy loans...........................................................      3,836      3,836      3,381      3,381
  Mortgage loans.........................................................          2          2        265        265
  Investments in partnerships and trust..................................         48         48         94         97
  Other..................................................................          6         56         62         62
Liabilities
  Other policy benefits..................................................  $  11,707  $  11,469  $  12,727  $  12,767

    The following methods and assumptions were used to estimate the fair value of each class of financial instrument: fair value for fixed maturities and equity securities approximate those quotations published by applicable stock exchanges or received from other reliable sources; policy and mortgage loan carrying amounts approximate fair value; investments in partnerships and trusts are based on external market valuations from partnership and trust managements; fair value of derivative instruments, including swaps, caps, floors, futures, and forward commitments, is determined by using a pricing model which is validated through quarterly comparison to dealer quoted market prices; and other policy benefits payable for investment type contracts are determined by estimating future cash flows discounted at the year end market rate.

4.  INCOME TAX
    Hartford Life and The Hartford have entered into a tax sharing agreement under which each member, including the Company, in the consolidated U.S. federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by Hartford Life for the Company, subject to certain adjustments, generally will be determined as though the Company were to file separate federal, state and local income tax returns.

    As long as The Hartford continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of Hartford Life, the Company will be included for federal income tax purposes in the consolidated group of which The Hartford is the common parent. It is the current intention of The Hartford and its subsidiaries to continue to file a consolidated federal income tax return. The Company will continue to remit to (receive from) The Hartford a current income tax provision (benefit) computed in accordance with such tax sharing agreement. The Company's effective tax rate was 35%, 32% and 32% in 1996, 1995 and 1994, respectively.

    Income tax expense was as follows:

                                                                                                   YEAR ENDED DECEMBER 31,
                                                                                               -------------------------------
                                                                                                 1996       1995       1994
                                                                                               ---------  ---------  ---------
Current......................................................................................  $     122  $     211  $     185
Deferred.....................................................................................       (102)      (149)      (120)
                                                                                               ---------  ---------  ---------
Total........................................................................................  $      20  $      62  $      65
                                                                                               ---------  ---------  ---------
                                                                                               ---------  ---------  ---------

    A reconciliation of the tax provision at the U.S. federal statutory rate to the provision for income taxes was as follows:

                                                                                                   YEAR ENDED DECEMBER 31,
                                                                                               -------------------------------
                                                                                                 1996       1995       1994
                                                                                               ---------  ---------  ---------
Tax provision at U.S. statutory rate.........................................................  $      20  $      67  $      71
Tax-exempt income............................................................................         --         (3)        (3)
Foreign tax credit...........................................................................         --         (4)        (1)
Other........................................................................................         --          2         (2)
                                                                                               ---------  ---------  ---------
Total........................................................................................  $      20  $      62  $      65
                                                                                               ---------  ---------  ---------
                                                                                               ---------  ---------  ---------

    Income taxes paid were $189, $162 and $244 in 1996, 1995 and 1994, respectively. The current tax refund due from The Hartford to the Company was $72 and $8 as of December 31, 1996 and 1995, respectively.

    Deferred tax assets (liabilities) included the following:

                                                                                                         AS OF DECEMBER 31,
                                                                                                        --------------------
                                                                                                          1996       1995
                                                                                                        ---------  ---------
Tax return deferred acquisition costs.................................................................  $     514  $     410
Financial statement deferred acquisition costs and reserves...........................................       (242)       138
Employee benefits.....................................................................................          8          8
Unrealized (gain) loss on investments.................................................................        (16)        32
Investments and other.................................................................................        210       (168)
                                                                                                        ---------  ---------
Total.................................................................................................  $     474  $     420
                                                                                                        ---------  ---------
                                                                                                        ---------  ---------

    Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In such circumstances, the deferred income was accumulated in a "Policyholders' Surplus Account" and will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on this deferred income. The balance for tax return purposes of the Policyholders' Surplus Account as of December 31, 1996 was $37.

5.  REINSURANCE
    The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve the Company of its primary liability. The Company also assumes insurance from other insurers.

    Life insurance net retained premiums were comprised of the following:

                                                                                            FOR THE YEARS ENDED DECEMBER
                                                                                                         31,
                                                                                           -------------------------------
                                                                                             1996       1995       1994
                                                                                           ---------  ---------  ---------
Gross premiums...........................................................................  $   1,834  $   1,545  $   1,316
Insurance assumed........................................................................        173        591        299
Insurance ceded..........................................................................       (302)      (649)      (515)
                                                                                           ---------  ---------  ---------
Total....................................................................................  $   1,705  $   1,487  $   1,100
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

    Life reinsurance recoveries, which reduced death and other benefits, for the years ended December 31, 1996, 1995 and 1994 approximated $140, $220 and $164, respectively.

    In December 1994, the Company ceded to a third party $1.0 billion in individual fixed and variable annuities on a modified coinsurance basis. In December 1995, the Company ceded approximately $1.2 billion in individual variable annuities on a modified coinsurance basis to a third party. These transactions did not have a material impact on consolidated net income.

    In May 1994, the Company assumed the life insurance policies and the individual annuities of Pacific Standard with reserves and account values of approximately $434 million. The Company received cash and investment grade assets to support the life insurance and individual annuity contract obligations assumed.

6.  PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS
    The Company's employees are included in Hartford Fire's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of the Company's group pension contracts. The cost to the Company was approximately $5, $2 and $2 in 1996, 1995 and 1994, respectively.

    The Company also provides, through Hartford Fire, certain health care and life insurance benefits for eligible retired employees. A substantial portion of the Company's employees may become eligible for these benefits upon retirement. The Company's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average Company contributions. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits expense, allocated by The Hartford, was immaterial for 1996, 1995 and 1994, respectively.

    The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 9.3% for 1996, decreasing ratably to 6.0% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of the covered employees.

7.  BUSINESS SEGMENT INFORMATION
    The Company sells financial products such as fixed and variable annuities, retirement plan services, and life insurance on both an individual and a group basis. The Company divides its core businesses into three segments: Investment Products, Individual Life Insurance and Employee Benefits. In addition, the Company also maintains a corporate operation and also classifies certain of its business as Runoff operations. The Investment Products segment offers individual variable annuities and fixed market value adjusted annuities, deferred compensation and retirement plan services, mutual funds, investment management services and other financial products. The Individual Life Insurance segment sells a variety of individual life insurance products, including variable life, universal life, and interest-sensitive whole life policies. The Employee Benefits segment sells corporate owned life insurance. Through its corporate operation, the Company reports net investment income on assets representing surplus not assigned to any of its business segments and certain other revenues and expenses not specifically allocable to any of its business segments. The Company's

Runoff operations are comprised of Closed Book GRC. With the exception of Closed Book GRC, net realized capital gains and losses are recognized in the period of realization but are allocated to the segments utilizing durations of the segment portfolios.

                                                                                           YEAR ENDED DECEMBER 31
                                                                                       -------------------------------
                                                                                         1996       1995       1994
                                                                                       ---------  ---------  ---------
Revenues
  Investment Products................................................................  $   1,013  $     759  $     594
  Individual Life Insurance..........................................................        440        383        375
  Employee Benefits..................................................................      1,366      1,273        919
  Corporate operations...............................................................         81         52         30
  Runoff operations..................................................................        (11)       337        481
                                                                                       ---------  ---------  ---------
  Total revenues.....................................................................  $   2,889  $   2,804  $   2,399
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------


                                                                                           YEAR ENDED DECEMBER 31
                                                                                       -------------------------------
                                                                                         1996       1995       1994
                                                                                       ---------  ---------  ---------
Income before income tax expense
  Investment Products................................................................  $     230  $     172  $     127
  Individual Life Insurance..........................................................         68         56         39
  Employee Benefits..................................................................         43         37         27
  Corporate operations...............................................................         65         16          8
  Runoff operations..................................................................       (348)       (90)         2
                                                                                       ---------  ---------  ---------
  Income before income tax expense...................................................  $      58  $     191  $     203
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

                                                                                           YEAR ENDED DECEMBER 31
                                                                                       -------------------------------
                                                                                         1996       1995       1994
                                                                                       ---------  ---------  ---------
Assets
  Investment Products................................................................  $  53,743  $  40,624  $  29,115
  Individual Life Insurance..........................................................      3,753      3,173      2,808
  Employee Benefits..................................................................     14,515     13,494      7,847
  Corporate operations...............................................................      1,891      1,729        822
  Runoff operations..................................................................      3,667      5,177      7,257
                                                                                       ---------  ---------  ---------
  Total assets.......................................................................  $  77,569  $  64,197  $  47,849
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

8.  STATUTORY NET INCOME AND SURPLUS
    A significant percentage of the consolidated statutory surplus is permanently reinvested or is subject to various state regulatory restrictions which limit the payment of dividends without prior approval. The total amount of statutory dividends which may be paid by the insurance subsidiaries of the Company in 1997, without prior approval, is estimated to be $121 million. Statutory net income and surplus as of and for the years ended December 31 were:

                                                                                               1996       1995       1994
                                                                                             ---------  ---------  ---------
Statutory net income.......................................................................  $     144  $     112  $      58
                                                                                             ---------  ---------  ---------
                                                                                             ---------  ---------  ---------
Statutory surplus..........................................................................  $   1,207  $   1,125  $     941
                                                                                             ---------  ---------  ---------
                                                                                             ---------  ---------  ---------

    The insurance subsidiaries of the Company prepare their statutory financial statements in accordance with accounting practices prescribed by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules.

9.  SEPARATE ACCOUNTS
    The Company maintained separate account assets and liabilities totaling $49.7 billion and $36.3 billion at December 31, 1996 and 1995, respectively, which are reported at fair value. Separate account assets are segregated from other investments, and investment income and gains and losses accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $39.4 billion and $25.9 billion at December 31, 1996 and 1995, respectively, wherein the policyholder assumes the investment risk, and guaranteed separate account assets totaling $10.3 billion at December 31, 1996 and 1995, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. Included in the non-guaranteed category are policy loans totaling $2.0 billion and $1.7 billion at December 31, 1996 and 1995, respectively. Investment income (including investment gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income. Separate account management fees, net of minimum guarantees, were $538, $387 and $256 in 1996, 1995 and 1994, respectively.

    The guaranteed separate accounts include modified guaranteed individual annuity and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.53% at December 31, 1996. The assets that support these liabilities were comprised of $10.2 billion in fixed maturities at December 31, 1996. The portfolios are segregated from other investments and are managed so as to minimize liquidity and interest rate risk. To minimize the risk of disintermediation associated with early withdrawals, individual annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $0.1 billion in carrying value and $2.4 billion in notional amounts at December 31, 1996.

10. COMMITMENTS AND CONTINGENCIES
    Under insurance guaranty fund laws existing in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. A large part of the assessments paid by the Company's insurance subsidiaries pursuant to these laws may be used as credits for a portion of the Company's insurance subsidiaries' premium taxes. The Company paid guaranty fund assessments of approximately $11, $10 and $8 in 1996, 1995 and 1994, respectively, of which $5, $6 and $4 were estimated to be creditable against premium taxes.

    The Company is a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management, the resolution of these matters is not expected to have a material adverse effect on the Company's business, financial position, or results of operations.

    The rent paid to Hartford Fire for the space occupied by the Company was $3 in 1996, 1995, and 1994. The Company expects to pay annual rent of $7 in 1997, 1998, and 1999, respectively, $12 in 2000 and 2001, and $96 thereafter, over the remaining term of the sublease, which expires on December 31, 2009. Rental expense is recognized on a level basis over the term of the sublease and amounted to approximately $8 in 1996, 1995 and 1994.

11. SUBSEQUENT EVENTS
    On February 10, 1997, Hartford Life filed a registration statement with the Securities and Exchange Commission relating to the U.S. and international offerings of shares of Class A common stock ( the "Equity Offerings") representing up to 20% ownership of Hartford Life. After completion of the Equity Offerings, The Hartford would own all of the shares of Class B Common Stock (after reclassification of Hartford Life's common stock into Class B
Common Stock prior to March 31, 1997). Hartford Life intends to use the estimated net proceeds of the Equity Offerings to make a capital contribution to its insurance subsidiaries, to reduce its third-party indebtedness and for other general corporate purposes.

    The Hartford has advised the Company that its current intent is to continue to beneficially own at least 80% of Hartford Life, but it is under no contractual obligation to do so, except for a limited period. Provided that The Hartford continues to beneficially own at least 80% of the combined voting power or the value of the outstanding capital stock of Hartford Life, Hartford Life will be included for federal income tax purposes in the controlled group of which The Hartford is the common parent. Each member of a controlled group is jointly and severally liable for pension funding and pension termination liabilities of each other member of the controlled group, as well as certain benefit plan taxes. Accordingly, the Company could be liable for pension funding, pension termination liabilities and certain other pension related excise taxes as well as other taxes of another member of The Hartford controlled group in the event any such liability is incurred, and not discharged, by such other member.

    In connection with the proposed Equity Offerings, Hartford Life plans to enter into formal agreements, including a master intercompany agreement, investment management agreements and a new tax sharing agreement, with The Hartford covering such matters as corporate services, approval of certain corporate activities, registration rights, owned and leased space, allocation of expenses, taxes and liabilities, investment advisory services, use of trademarks and certain other corporate matters. As part of the master intercompany agreement, Hartford Life would agree to remit to The Hartford 30% of any shared liabilities for which The Hartford is responsible in respect of the ITT Spin-off, 30% of any taxes which may be assessed to The Hartford relating to the ITT Spin-Off and will indemnify The Hartford for certain other tax liabilities. As of December 31, 1996 there was no known liability associated with the ITT Spin-off. Such agreements are meant to maintain the relationship between Hartford Life and The Hartford in a manner consistent in all material respects with past practice. As a result, management believes these agreements should not have a material impact on the results of operations of the Company.

    In addition, under insurance company holding laws, agreements between Hartford Life's insurance subsidiaries and The Hartford must be fair and reasonable and may be subject to the approval of applicable insurance commissioners. The agreements will be intended to maintain the relationship between Hartford Life and The Hartford in a manner generally consistent with past practices. However, none of these arrangements will result from arm's-length negotiations and, therefore, the prices charged to Hartford Life and its subsidiaries for services provided under these arrangements may be higher or lower than prices that may be charged by third parties.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                                   SCHEDULE I
         SUMMARY OF INVESTMENTS -- OTHER THAN INVESTMENTS IN AFFILIATES
                            AS OF DECEMBER 31, 1996
                                 (IN MILLIONS)

                                                                                                      AMOUNT AT WHICH
                                                                                         ESTIMATED    SHOWN ON BALANCE
TYPE OF INVESTMENT                                                             COST     FAIR VALUE         SHEET
---------------------------------------------------------------------------  ---------  -----------  ------------------
Fixed Maturities
  Bonds and Notes
    U.S. government and government agencies and authorities (guaranteed and
     sponsored)............................................................  $     166   $     175       $      175
    U.S. government and government agencies and authorities (guaranteed and
     sponsored) -- asset-backed............................................      1,970       2,003            2,003
  States, municipalities and political subdivisions........................        373         368              368
  International governments................................................        281         289              289
  Public utilities.........................................................        877         881              881
  All other corporate including international..............................      4,656       4,669            4,669
  All other corporate -- asset-backed......................................      3,601       3,591            3,591
  Short-term investments...................................................      1,655       1,648            1,648
                                                                             ---------  -----------        --------
      Total fixed maturities...............................................     13,579      13,624           13,624
                                                                             ---------  -----------        --------
Equity Securities
  Common Stocks -- industrial, miscellaneous, and all other................        110         119              119
                                                                             ---------  -----------        --------
      Total fixed maturities and equity securities.........................     13,689      13,743           13,743
                                                                             ---------  -----------        --------
Other investments
  Policy loans.............................................................      3,836       3,836            3,836
  Mortgage loans...........................................................          2           2                2
  Investments in partnerships and trusts...................................         48          48               48
  Futures, options, and miscellaneous......................................          6          56                6
                                                                             ---------  -----------        --------
      Total other investments..............................................      3,892       3,942            3,892
                                                                             ---------  -----------        --------
      Total investments....................................................  $  17,581   $  17,685       $   17,635
                                                                             ---------  -----------        --------
                                                                             ---------  -----------        --------

Note: The fair values for short-term investments approximate cost.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                                  SCHEDULE III
                      SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN MILLIONS)

                                                     FUTURE POLICY
                                                       BENEFITS,        OTHER
                                        DEFERRED     UNPAID CLAIMS     POLICY                                          MET
                                         POLICY        AND CLAIM     CLAIMS AND      PREMIUMS          NET          REALIZED
                                       ACQUISITION    ADJUSTMENT      BENEFITS       AND OTHER     INVESTMENT        CAPITAL
SEGMENT 1996                              COSTS        EXPENSES        PAYABLE    CONSIDERATIONS     INCOME      (LOSSES) GAINS
-------------------------------------  -----------  ---------------  -----------  ---------------  -----------  -----------------
Investment Products..................   $   2,030      $   1,554      $   6,599      $     536      $     477       $      --
Individual Life Insurance............         730            346          2,160            287            153              --
Employee Benefits....................          --            381          9,834            881            485              --
Corporate operations.................          --             --             --             --             75               6
Runoff operations....................          --             --          3,541              1            207            (219)
                                       -----------       -------     -----------       -------     -----------         ------
Consolidated Operations..............   $   2,760          2,281         22,134          1,705          1,397            (213)
                                       -----------       -------     -----------       -------     -----------         ------
                                       -----------       -------     -----------       -------     -----------         ------

1995
Investment Products..................   $   1,561      $   1,314      $   6,204      $     319      $     436       $      --
Individual Life Insurance............         615            706          1,932            246            137              --
Employee Benefits....................          12            325          9,285            922            351              --
Corporate operations.................          --             --             --             --             67             (11)
Runoff operations....................          --             28          5,177             --            337              --
                                       -----------       -------     -----------       -------     -----------         ------
Consolidated Operations..............   $   2,188      $   2,373      $  22,598      $   1,487      $   1,328       $     (11)
                                       -----------       -------     -----------       -------     -----------         ------
                                       -----------       -------     -----------       -------     -----------         ------

1994
Investment Products..................   $   1,244      $     895      $   4,617      $     263      $     330       $      --
Individual Life Insurance............         565            582          2,543            268            108              --
Employee Benefits....................          --            369          6,911            569            350              --
Corporate operations.................          --             --             --             --             23               7
Runoff operations....................          --             44          7,257             --            481              --
                                       -----------       -------     -----------       -------     -----------         ------
Consolidated Operations..............   $   1,809      $   1,890      $  21,328      $   1,100      $   1,292       $       7
                                       -----------       -------     -----------       -------     -----------         ------
                                       -----------       -------     -----------       -------     -----------         ------


                                        BENEFITS     AMORTIZATION
                                         CLAIMS,      OF DEFERRED
                                        AND CLAIM       POLICY         DIVIDENDS
                                       ADJUSTMENT     ACQUISITION         TO           OTHER
SEGMENT 1996                            EXPENSES         COSTS       POLICYHOLDERS   EXPENSES
-------------------------------------  -----------  ---------------  -------------  -----------
Investment Products..................   $     451      $     175       $      --     $     156
Individual Life Insurance............         245             59              --            68
Employee Benefits....................         546             --             635           143
Corporate operations.................          --             --              --            16
Runoff operations....................         293             --              --            44
                                       -----------         -----     -------------  -----------
Consolidated Operations..............       1,535            234             635           427
                                       -----------         -----     -------------  -----------
                                       -----------         -----     -------------  -----------
1995
Investment Products..................   $     349      $     117       $      --     $     115
Individual Life Insurance............         127             70              --            55
Employee Benefits....................         496             --             675           138
Corporate operations.................          33             --              --            11
Runoff operations....................         417             12              --            (2)
                                       -----------         -----     -------------  -----------
Consolidated Operations..............   $   1,422      $     199       $     675     $     317
                                       -----------         -----     -------------  -----------
                                       -----------         -----     -------------  -----------
1994
Investment Products..................   $     383      $      90       $      --     $     (31)
Individual Life Insurance............         179             51              --           107
Employee Benefits....................         376             --             419           100
Corporate operations.................          --             --              --            43
Runoff operations....................         467              4              --             8
                                       -----------         -----     -------------  -----------
Consolidated Operations..............   $   1,405      $     145       $     419     $     227
                                       -----------         -----     -------------  -----------
                                       -----------         -----     -------------  -----------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                                  SCHEDULE IV
                                  REINSURANCE
                                 (IN MILLIONS)

                                                                                                           PERCENTAGE
                                                                     CEDED TO      ASSUMED                  OF AMOUNT
                                                          GROSS        OTHER     FROM OTHER       NET        ASSUMED
                                                         AMOUNT      COMPANIES    COMPANIES     AMOUNT       TO NET
                                                       -----------  -----------  -----------  -----------  -----------
FOR THE YEAR ENDED DECEMBER 31, 1996
  Life insurance in force............................  $   177,094   $ 106,146    $  31,957   $   102,905       31.1%
                                                       -----------  -----------  -----------  -----------
                                                       -----------  -----------  -----------  -----------
INSURANCE REVENUES
  Life insurance and annuities.......................  $     1,801   $     298    $     169   $     1,672       10.1%
  Accident and health insurance......................           33           4            4            33       12.1%
                                                       -----------  -----------  -----------  -----------
  Total..............................................  $     1,834   $     302    $     173   $     1,705       10.1%
                                                       -----------  -----------  -----------  -----------
                                                       -----------  -----------  -----------  -----------
FOR THE YEAR ENDED DECEMBER 31, 1995
  Life insurance in force............................  $   182,716   $ 112,774    $  26,996   $    96,938       27.8%
                                                       -----------  -----------  -----------  -----------
                                                       -----------  -----------  -----------  -----------
INSURANCE REVENUES
  Life insurance and annuities.......................  $     1,232   $     325    $     574   $     1,481       38.8%
  Accident and health insurance......................          313         324           17             6      283.3%
                                                       -----------  -----------  -----------  -----------
  Total..............................................  $     1,545   $     649    $     591   $     1,487       39.7%
                                                       -----------  -----------  -----------  -----------
                                                       -----------  -----------  -----------  -----------
FOR THE YEAR ENDED DECEMBER 31, 1994
  Life insurance in force............................  $   136,929   $  87,553    $  35,016   $    84,392       41.5%
                                                       -----------  -----------  -----------  -----------
                                                       -----------  -----------  -----------  -----------
INSURANCE REVENUES
  Life insurance and annuities.......................  $     1,008   $     211    $     294   $     1,091       26.9%
  Accident and health insurance......................          308         304            5             9       55.6%
                                                       -----------  -----------  -----------  -----------
  Total..............................................  $     1,316   $     515    $     299   $     1,100       27.2%
                                                       -----------  -----------  -----------  -----------
                                                       -----------  -----------  -----------  -----------

                          INTERIM FINANCIAL STATEMENTS



    The following unaudited financial statements reflect, in the opinion of management, all adjustments which are of normal recurring nature necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Certain reclassifications of prior year results were made to conform to current presentation. Interim results are not indicative of the results which may be expected for any other interim period or the full year. Certain of the statements contained herein (other than statements of historical fact) are forward-looking statements. Forward looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon Hartford Life Insurance Company ("Hartford Life"). There can be no assurance that future developments will be in accordance with management's expectation or that the effect of future developments on Hartford Life will be those anticipated by management. Actual results could differ materially from those expected by Hartford Life, depending on the outcome of certain factors, including those described with the forward-looking statements. For a description of accounting policies, see Note 1 to Consolidated Financial Statements.



                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN MILLIONS)



                                                                                                     THREE MONTHS ENDED
                                                                                                         MARCH 31,
                                                                                                    --------------------
                                                                                                      1997       1996
                                                                                                    ---------  ---------
                                                                                                        (UNAUDITED)
Revenues
  Premiums and other considerations...............................................................  $     319  $     644
  Net investment income...........................................................................        337        333
  Net realized capital gains......................................................................          4         --
                                                                                                    ---------  ---------
    Total Revenues................................................................................        660        977
                                                                                                    ---------  ---------
Benefits, Claims and Expenses
  Benefits, claims and claim adjustment expenses..................................................        351        396
  Amortization of deferred policy acquisition costs...............................................         81         66
  Dividends to policyholders......................................................................         54        286
  Other insurance expense.........................................................................         73        164
                                                                                                    ---------  ---------
    Total Benefits, Claims and Expenses...........................................................        559        912
                                                                                                    ---------  ---------
  Income before income tax expense................................................................        101         65
  Income tax expense..............................................................................         38         22
                                                                                                    ---------  ---------
Net Income........................................................................................  $      63  $      43
                                                                                                    ---------  ---------
                                                                                                    ---------  ---------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                        (IN MILLIONS EXCEPT SHARE DATA)



                                                       MARCH    DECEMBER
                                                        31,     31,
                                                       1997      1996
                                                      -------   -------
                                                      (UNAUDITED)
 Assets
   Investments
   Fixed maturities, available for sale, at fair
    value (amortized cost $13,599 and $13,579).....   $13,496   $13,624
   Equity securities, available for sale, at fair
    value..........................................      107       119
   Mortgage loans, at outstanding balance..........       --         2
   Policy loans, at outstanding balance............    3,754     3,836
   Other investments, at cost......................       47        54
                                                      -------   -------
     Total investments.............................   17,404    17,635
   Cash............................................       73        43
   Premiums and amounts receivable.................      101       137
   Reinsurance recoverable.........................    6,200     6,259
   Accrued investment income.......................      330       407
   Deferred policy acquisition costs...............    2,888     2,760
   Deferred income tax.............................      510       474
   Other assets....................................      332       357
   Separate account assets.........................   51,312    49,690
                                                      -------   -------
     Total assets..................................   $79,170   $77,762
                                                      -------   -------
                                                      -------   -------
 Liabilities and Stockholders' Equity
   Future policy benefits..........................   $2,632    $2,474
   Other policyholder funds........................   21,498    22,134
   Other liabilities...............................    1,860     1,572
   Separate account liabilities....................   51,312    49,690
                                                      -------   -------
     Total liabilities.............................   77,302    75,870
                                                      -------   -------
   Common stock -- authorized 1,000 shares, $5,690
    par value, issued and outstanding, 1,000
    shares.........................................        6         6
   Additional paid-in capital......................    1,045     1,045
   Unrealized (loss) gain on investments, net of
    tax............................................      (57 )      30
   Retained earnings...............................      874       811
                                                      -------   -------
     Total stockholders' equity....................    1,868     1,892
                                                      -------   -------
   Total liabilities and stockholders' equity......   $79,170   $77,762
                                                      -------   -------
                                                      -------   -------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)



                                             THREE MONTHS ENDED
                                                 MARCH 31,
                                            --------------------
                                              1997        1996
                                            --------    --------
                                                (UNAUDITED)
 Operating Activities
   Net income............................   $     63    $     43
   Adjustments to net income:
   Realized losses on investments........         (4)         --
   Net increase in deferred policy
    acquisition costs....................       (128)        (95)
   Net amortization of premium on fixed
    maturities...........................          5           7
   Increase (decrease) in deferred income
    tax benefit..........................         21         (40)
   Decrease in premiums and amounts
    receivable...........................         32          43
   Decrease (increase) in other assets...         25         (12)
   Increase in reinsurance recoverable...       (112)        (12)
   Increase in liability for future
    policy benefits......................        158         (89)
   Increase in other liabilities.........        349         262
   Decrease in accrued investment
    income...............................         57          60
                                            --------    --------
     Cash provided by operating
      activities.........................        466         167
                                            --------    --------
 Investing Activities
   Purchases of fixed maturities
    investments..........................     (1,525)     (1,382)
   Proceeds from sales of fixed
    maturities investments...............        985         701
   Maturities and principal paydowns of
    fixed maturities investments.........        664         640
   Net sales (purchases) of other
    investments..........................        111        (238)
   Net purchases of short-term
    investments..........................       (224)        (70)
                                            --------    --------
     Cash provided by (used for)
      investing activities...............         11        (349)
                                            --------    --------
 Financing Activities
   Net (disbursements for) receipts from
    investment and universal life-type
    contracts
    (charged from) credited to
    policyholder accounts................       (447)        188
                                            --------    --------
     Cash (used for) provided by
      financing activities...............       (447)        188
                                            --------    --------
   Net increase in cash..................         30           6
   Cash at beginning of period...........         43          46
                                            --------    --------
 Cash at end of period...................   $     73    $     52
                                            --------    --------
                                            --------    --------

                       MANAGEMENT'S NARRATIVE ANALYSIS OF
                             RESULTS OF OPERATIONS
                                 (IN MILLIONS)



SEGMENT RESULTS



                                                                                                      FOR THE THREE MONTHS
                                                                                                        ENDED MARCH 31,
                                                                                                     ----------------------
                                                                                                        1997        1996
                                                                                                        -----     ---------
Annuity............................................................................................   $      43   $      33
Individual Life Insurance..........................................................................          11           9
Employee Benefits..................................................................................           6           8
Guaranteed Investment Contracts....................................................................          --         (15)
Corporate Operation................................................................................           3           8
                                                                                                            ---         ---
Net Income.........................................................................................   $      63   $      43
                                                                                                            ---         ---
                                                                                                            ---         ---



    Net income increased $20 or 47% to $63 in the first quarter of 1997 from $43 in the first quarter of 1996. This increase is reflective of continued, solid growth in both the Annuity and Individual Life Insurance reported segments. Net income in the Annuity segment grew $10 or 30% over the same period last year. Net income in the Individual Life Insurance segment grew $2 or 22% over the first three months of 1996. Guaranteed Contracts reported no net income in the first quarter of 1997, as compared with a $15 loss in the first quarter of 1996 consistent with management's expectations that net income subsequent to 1996 will be immaterial.



ANNUITY



                                                                                                    FOR THE THREE MONTHS
                                                                                                      ENDED MARCH 31,
                                                                                                    --------------------
                                                                                                      1997       1996
                                                                                                    ---------  ---------
Revenues..........................................................................................  $     280  $     234
Expenses..........................................................................................        237        201
                                                                                                    ---------  ---------
Net Income........................................................................................  $      43  $      33
                                                                                                    ---------  ---------
                                                                                                    ---------  ---------



    Revenues, which are primarily comprised of investment income and management and maintenance fees, grew 20% to $280 in the first quarter of 1997 from $234 in 1996. This growth resulted from a 32% increase in the average account value to $52 billion in 1997, as well as an increase in new sales of $495 or 21% over the same period last year. Growth in the assets under management by this segment also resulted in increased expenses of $36 or 18% to $237 in 1997 from $201 in 1996. Net income increased $10 or 30% to $43 in 1997 from $33 in 1996.



INDIVIDUAL LIFE INSURANCE



                                                                                                    FOR THE THREE MONTHS
                                                                                                      ENDED MARCH 31,
                                                                                                    --------------------
                                                                                                      1997       1996
                                                                                                    ---------  ---------
Revenues..........................................................................................  $     111  $     115
Expenses..........................................................................................        100        106
                                                                                                    ---------  ---------
Net Income........................................................................................  $      11  $       9
                                                                                                    ---------  ---------
                                                                                                    ---------  ---------



    Revenues decreased $4 or 4% to $111 in 1997 from $115 in 1996 due to the assumption of traditional life premium from Investor's Equity Life of $9 into segment operations in 1996. Sales increased $2 or 9% in the first quarter of 1997 over the first quarter of 1996 and insurance in-force increased $3.7 billion or 8% in the first quarter of 1997 as compared to the first quarter of 1996. Expenses in this segment declined 6% or $6 to $100 in 1997 from $106 in 1996 due to the one time assumption of Investor's Equity Life in 1996. Net income increased $2 or 22% to $11 in 1997 from $9 in 1996.

EMPLOYEE BENEFITS



                                                                                                    FOR THE THREE MONTHS
                                                                                                      ENDED MARCH 31,
                                                                                                    --------------------
                                                                                                      1997       1996
                                                                                                    ---------  ---------
Revenues..........................................................................................  $     179  $     544
Expenses..........................................................................................        173        536
                                                                                                    ---------  ---------
Net Income........................................................................................  $       6  $       8
                                                                                                    ---------  ---------
                                                                                                    ---------  ---------



    Revenues declined $365 or 67% to $179 in the first quarter of 1997 from $544 in the first quarter of 1996. This decline is mainly related to the passage of the HIPA Act of 1996, which effectively eliminated all future sales of leveraged COLI. Accordingly, expenses in this segment declined $363 or 68% for the same time period. Net income decreased 25% or $2 to $6 in 1997 from $8 in 1996.



GUARANTEED INVESTMENT CONTRACTS



                                                                                                      FOR THE THREE MONTHS
                                                                                                        ENDED MARCH 31,
                                                                                                     ----------------------
                                                                                                        1997        1996
                                                                                                        -----     ---------
Revenues...........................................................................................   $      72   $      73
Expenses...........................................................................................          72          88
                                                                                                            ---         ---
Net Income.........................................................................................   $      --   $     (15)
                                                                                                            ---         ---
                                                                                                            ---         ---



    This segment had no net income in the first quarter of 1997, as compared with a $15 loss in the first quarter of 1996, consistent with management's expectations that net income (loss) from Closed Book CRC in the years subsequent to 1996 will be immaterial based on the Company's current projections for the performance of the assets and liabilities associated with Closed Book GRC.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     NOTES TO INTERIM FINANCIAL STATEMENTS



HARTFORD LIFE INCORPORATED INITIAL PUBLIC OFFERING



    On February 10, 1997, Hartford Life Incorporated ("HLI") filed a registration statement with the Securities and Exchange Commission relating to an initial public offering of up to 20% of HLI common stock. HLI is the holding company parent of The Hartford's significant life insurance and related subsidiaries. Management intends to use the proceeds from the offering to reduce certain debt outstanding, to fund growth initiatives, and for other general corporate purposes. Management of The Hartford Financial Services Group, Inc. believes the offering will strengthen Hartford Life Insurance Company's financial position and flexibility. If and when the offering is completed, The Hartford's current intent is to continue to beneficially own at least 80% of HLI, but it is under no contractual obligation to do so. The offering is expected to be completed in the second quarter of 1997.



HARTFORD LIFE INCORPORATED DEBT OFFERING



    On February 14, 1997, HLI filed a shelf registration statement for the issuance and sale of up to $1.0 billion in the aggregate of senior debt securities, subordinated debt securities and preferred stock of HLI. Management intends to use the proceeds from any offering for the repayment of debt, including outstanding commercial paper and other third party indebtedness and the satisfaction of other obligations, for working capital, capital expenditures, investments in or loans to subsidiaries and for other general corporate purposes.

                                       PART II

                         INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Not applicable.

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article VIII, Section 1 of the By-laws of Hartford Life Insurance Company provides for indemnification of Directors and Officers as follows:

         "Section 1. The Company shall indemnify and hold harmless each Director and Officer now or hereafter serving the Company, whether or not then in office, from and against any and all claims and liabilities to which he may be or become subject by reason of his being or having been a Director or Officer of the Company, or of any other company which he serves as a Director or Officer at the request of the Company, to the extent such is consistent with statutory provisions pertaining to indemnification, and shall provide such further indemnification for legal and/or all other expenses reasonably incurred in connection with defending against such claims and liabilities as is consistent with statutory requirements."

Item 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


    NUMBER    DESCRIPTION                         METHOD OF FILING
    ------    -----------                         ----------------
    1         Underwriting Agreement               Incorporated by reference to the
                                                   Registration Statement File No. 33-17324,
                                                   dated May 1, 1996.

    4         Group Annuity Contract               Incorporated by reference to the
                                                   Registration Statement File No. 33-17324,
                                                   dated May 1, 1995.

    5         Opinion of Lynda Godkin,
              General Counsel                      Filed herewith.

    23        Consent of Arthur Andersen LLP,
              Independent Public Accountants       Filed herewith.

    24        Power of Attorney                    Filed herewith.

    27        Financial Data Schedule              Filed herewith.

Item 17. UNDERTAKINGS.

         (a)  The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                 iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                          SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut on this 20 day of June, 1997.


HARTFORD LIFE INSURANCE COMPANY

*By:  /s/ John P. Ginnetti                     *By:  /s/ Lynda Godkin
     -----------------------------                  ---------------------------
     John P. Ginnetti, Executive                    Lynda Godkin
     Vice President                                 Attorney-in-Fact


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on this 20 day of June, 1997.


Bruce D. Gardner, Vice President,
    Director *
Joseph H. Gareau, Executive Vice
    President and Chief Investment
    Officer, Director *
John P. Ginnetti, Executive Vice
   President, Director *
Thomas M. Marra, Executive Vice                *By:  /s/ Lynda Godkin
      President, Director *                         ---------------------------
Leonard E. Odell, Jr., Senior                       Lynda Godkin
   Vice President, Director *                       Attorney-In-Fact
Lowndes A. Smith, President,
   Chief Executive Officer, Director *
Raymond P. Welnicki, Senior Vice
   President, Director *
Lizabeth H. Zlatkus, Senior Vice President
   Director *

                                    EXHIBIT INDEX


    5    Opinion and Consent of Lynda Godkin, General Counsel

    23   Consent of Arthur Andersen LLP, Independent Public Accountants

    24   Copy of Power of Attorney

    27   Financial Data Schedule